SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Speedway Motorsports, Inc.

(Name of Subject Company)

Speedway Motorsports, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

847788106

(CUSIP Number of Class of Securities)

J. Cary Tharrington IV

Senior Vice President and General Counsel

5555 Concord Parkway South

Concord, NC 28027

(704) 455-3239

With copies to:

Richard W. Viola

Rakesh Gopalan

McGuireWoods LLP

201 North Tryon St

Suite 3000

Charlotte, NC 28202

(704) 343-2000

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Speedway Motorsports, Inc., a Delaware corporation (“SMI” or the “Company”). SMI’s principal executive office is located at 5555 Concord Parkway South, Concord, NC 28027. SMI’s telephone number at this address is (704) 455-3239.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is SMI’s common stock, par value $0.01 per share (each, a “Share”). As of August 9, 2019, there were (a) 40,853,902 Shares outstanding, which includes 261,003 shares of restricted stock subject to satisfaction of vesting, performance or other forfeiture conditions (“Company Restricted Stock”), (b) 40,500 Shares subject to issuance pursuant to unexpired and unexercised options to purchase Shares granted by SMI (each, a “Company Stock Option”), (c) 127,258 Shares subject to issuance upon settlement of restricted stock units granted by SMI (each, a “Company RSU”), (d) 2,663,431 Shares reserved for future issuance under the Speedway Motorsports, Inc. 2013 Stock Incentive Plan, as amended and restated as of April 19, 2017 (the “2013 Plan”) (e) 202,207 Shares reserved for issuance under the Speedway Motorsports, Inc. 2018 Formula Restricted Stock Plan for Non-Employee Directors dated as of March 7, 2018 (the “Formula Plan”), and (f) 439,000 Shares reserved for issuance under the Speedway Motorsports, Inc. Employee Stock Purchase Plan.

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information—Name and Address.” The Company’s website address is www.speedwaymotorsports.com. The information on SMI’s website should not be considered a part of this Schedule 14D-9 and is expressly not incorporated herein by reference.

Business and Background of the Company’s Directors and Executive Officers.

The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers is set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is 5555 Concord Parkway South, Concord, NC 28027.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Speedco, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sonic Financial Corporation, a North Carolina corporation (“Parent”), to acquire all of the outstanding Shares at an offer price of $19.75 per Share in cash (the “Offer Price”), without interest, subject to reduction for any applicable withholding taxes. Parent is owned and controlled by O. Bruton Smith, the Company’s executive chairman, and certain members of his family, including Marcus G. Smith, the Company’s Chief Executive Officer and a director of the Company, and B. Scott Smith, a director of the Company, and affiliated entities and trusts (collectively, the “Smith Family”). Parent and certain members of the Smith Family currently collectively own approximately 71.3% of the Shares.

The Offer is disclosed in the Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement is summarized in Section 13, titled “The Merger Agreement”, of the Offer to Purchase. The Merger Agreement provides that, as soon as practicable (and, in any event, no later than the first business day) following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), under which no stockholder vote is required to consummate the Merger. At the effective time of the Merger (the “Merger Effective Time”), (i) each Share owned by the Company as treasury stock or owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent will be cancelled for no consideration and (ii) each other Share outstanding immediately before the Merger Effective Time (other than Shares for which appraisal rights have been properly demanded and not withdrawn or lost and Shares owned by any subsidiary of the Company) will be cancelled and converted into the right to receive, upon their surrender, an amount equal to the Offer Price, without interest and less any required withholding taxes (the “Merger Consideration”). As a result of the Merger, the Shares will cease to be publicly traded, and the Company will become wholly owned by Parent.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to a non-waivable condition that there will have been validly tendered (and not validly withdrawn) a number of Shares greater than 50% of the outstanding Shares owned by stockholders of the Company other than the Affiliated Stockholders (such other stockholders, the “Public Stockholders”) immediately before the expiration of the Offer (the “Minimum Offer Condition”) and is subject to the satisfaction or waiver of other conditions set forth in the Merger Agreement, including, (a) the absence of any law, injunction, judgment or other legal restraint that prohibits the consummation of the Offer or the Merger; (b) the accuracy of the representations and warranties of the Company and compliance by the Company with the covenants contained in the Merger Agreement, subject to a Company Material Adverse Effect (as defined in the Merger Agreement) and other materiality qualifiers; (c) there not having been a Company Material Adverse Effect since the date of the Merger Agreement; and (d) the completion of a specified marketing period for the debt financing being obtained by Parent to fund the payment of the aggregate Offer Price and Merger Consideration (collectively, the “Offer Conditions”). The “Affiliated Stockholders” are Parent, its affiliates and each person listed in Schedule I to the Merger Agreement, which include OBS Holdings, LLC (“Holdings”), O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith, William R. Brooks, Randall Storey and Bernard Byrd. Subject to the satisfaction of the Minimum Offer Condition and the satisfaction or waiver by Purchaser or Parent of the other Offer Conditions, Purchaser will promptly after the expiration date of the Offer accept for payment all Shares tendered (and not validly withdrawn) under the Offer and promptly thereafter pay for such Shares.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended, the “Exchange Act”) the Offer on August 16, 2019. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially be scheduled to expire one minute after 11:59 p.m., New York City time, on September 16, 2019, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Parent has formed Purchaser for the purpose of engaging in the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of Parent and Purchaser is 5401 East Independence Boulevard, Charlotte, NC 28212, and the telephone number at such principal office is (704) 532-3306.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC filings page of the Speedway Motorsports Investor Relations website, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the information agent for the Offer, toll free at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the United States or Canada) or via email at tenderoffer@mackenziepartners.com.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) Parent, Purchaser or their respective executive officers, directors or affiliates, or (2) the Company’s executive officers, directors or affiliates, on the other hand.

In connection with the consideration of the non-binding proposal from Parent to acquire the outstanding Shares, the Company’s board of directors (the “Board”) formed a special committee (the “Special Committee”) comprised of Mr. Mark M. Gambill, Mr. James P. Holden and Mr. Tom E. Smith, each of whom is an independent and disinterested director of the Company, to act on behalf of the Company to consider the proposal by Parent. Mr. Tom E. Smith is not related to Messrs. O. Bruton Smith (the Company’s Executive Chairman and a director of the Company), Marcus G. Smith (the Company’s Chief Executive Officer and a director of the Company) or B. Scott Smith (a director of the Company).

The Special Committee and the Board were aware of the contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest described below in this Item 3 and considered them along with other matters described below in “Item 4. The Solicitation or Recommendation—Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger.”

Arrangements between the Company, Parent and Certain of its Affiliates.

The Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Parent and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 13, titled “The Merger Agreement”, of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Existing Business Transactions between the Company and Parent and its Affiliates

Pursuant to a joint services agreement between the Company and Parent that became effective on January 1, 2015, the Company and Parent utilize certain shared employees, with each party responsible for its proportionate share of each employee’s total wages (except the Company’s portion of the value of Parent’s shared employee is offset against any amounts owed by Parent to the Company). In addition, under the joint services agreement, Parent provides the Company access to the use of airplanes at hourly rates set forth in the agreement. The Company incurred net expenses of approximately $1,523,000 and $845,000 under the joint services agreement in 2018 and 2017, respectively.

The Company and certain Company subsidiaries lease office and warehouse facilities from affiliates of the Company through common ownership by the Company’s Executive Chairman and Chief Executive Officer, each of whom are affiliates of Parent, under annually renewable lease agreements. Rent expense for the Company and these subsidiaries in 2018 and 2017 approximated $725,000 and $721,000, respectively. At December 31, 2018 and 2017, amounts owed to these affiliates were de minimis.

One of the Company’s wholly owned subsidiaries, Oil-Chem Research Corporation (“Oil-Chem”), sells zMAX micro-lubricant® product to certain Sonic Automotive, Inc. (“SAI”) dealerships for resale to service customers of the dealerships in the ordinary course of business. SAI is a Company affiliate through common ownership by the Company’s Executive Chairman and Chief Executive Officer, each of whom are also affiliates of Parent. Total purchases from Oil-Chem by SAI dealerships approximated $1,621,000 and $1,940,000 in 2018 and 2017, respectively. SMISC Holdings, LLC, a subsidiary of the Company (“SMI Properties”), sells apparel and other merchandise to SAI and its dealerships. Total purchases from SMI Properties by SAI and its dealerships totaled approximately $929,000 and $866,000 in 2018 and 2017, respectively. Various SMI subsidiaries purchased new and used vehicles for operations and employee use from certain subsidiary dealerships of SAI in 2018 and 2017 for an aggregate of approximately $217,000 and $238,000, respectively. At December 31, 2018 and 2017, associated amounts due from SAI totaled $359,000 and $218,000, respectively, and amounts due to SAI and its dealerships were de minimis.

Beneficial Ownership of Shares by Parent and OBS Holdings, LLC

Parent is the beneficial owner of an aggregate of 23,700,000 Shares. Holdings, a company that is beneficially owned by O. Burton Smith, Marcus G. Smith, B. Scott Smith and David B. Smith, is the beneficial owner of an aggregate of 5,300,000 Shares. Additional information about the ownership of Shares by the Smith Family members is set forth in “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.”

According to the Schedule TO, except as described in the Offer to Purchase or Schedule I to the Offer to Purchase, (i) none of Purchaser nor Parent, or to Purchaser’s or Parent’s knowledge, any of the persons listed in Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of Purchaser, Parent or of any of the persons so listed, beneficially owns or has any right to acquire the Shares or any other equity security of the Company, and (ii) none of Purchaser nor Parent, or to Purchaser’s or Parent’s knowledge, any of the persons or entities referenced in clause (i) or any of the respective directors, executive officers or subsidiaries of any of the foregoing has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days. See also “Arrangements with the Company’s Directors and Executive Officers.”

Arrangements with the Company’s Directors and Executive Officers.

In considering the recommendation of the Special Committee and the Board set forth in “Recommendations of the Special Committee and the Board of Directors” in Item 4, you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. In particular, several of the Company’s directors and executive officers are currently directors and officers of Parent, and own interests in Parent. O. Bruton Smith, Marcus G. Smith and B. Scott Smith, together with the other members of the Smith Family, will control the Company following the Merger.

The Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s stockholders should take these interests into account in deciding whether to tender their Shares in the Offer. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Executive Officers of the Company

The Company’s executive officers are as follows:

Name	Position
O. Bruton Smith	Executive Chairman and Director
Marcus G. Smith	Chief Executive Officer, President and Director
William R. Brooks	Vice Chairman, Chief Financial Officer

If the Merger is completed, the Company’s executive officers, as of the Merger Effective Time, will continue to serve as the executive officers of the Company as the surviving corporation in the Merger (the “Surviving Corporation”).

None of the Company’s executive officers have employment or change-of-control agreements or pre-negotiated severance agreements. The Company’s executive officers serve at the will of the Board, which enables the Company to terminate an executive’s employment with discretion concerning the terms of any severance arrangement.

Information for each of the Company’s named executive officers regarding the amounts payable in respect of Company RSUs and Company Restricted Stock that will vest as a result of the Merger, assuming that the Merger closed on August 9, 2019, are described below under “Golden Parachute Compensation.”

For additional information about beneficial ownership of Shares by the Company’s directors and executive officers, see “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.”

Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers

If the executive officers and directors of the Company tender their Shares for purchase pursuant to the Offer or their Shares (other than Shares beneficially owned through Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent) are converted in the Merger for the right to receive the Merger Consideration, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. O. Bruton Smith, Marcus G. Smith and B. Scott Smith also beneficially own Shares held by Parent and Holdings. None of the Company’s executive officers hold Company Stock Options to purchase Shares as of the date hereof.

The following table sets forth (1) the number of Shares beneficially owned as of August 9, 2019, by each of the Company’s executive officers and directors (which, for clarity, excludes Shares beneficially owned through Parent or Holdings) and (2) the aggregate cash consideration that would be payable for such Shares, based on an Offer Price of $19.75 per Share. The table does not include the cash value of unvested Company RSUs or Company Restricted Stock awarded to the executive officers or directors. See “Quantification of Payments Related to Company Compensatory Equity Awards Held by Directors” and “Golden Parachute Compensation” for additional information on the treatment and value of such awards.

	Number of Shares Owned (1)(2)(3)	Cash Value of Shares
Executive Officers:
O. Bruton Smith (1)	11,376	$224,676
Marcus G. Smith (2)	139,190	$2,749,003
William R. Brooks	166,027	$3,279,033
Directors (excluding Directors who are Executive Officers):
B. Scott Smith (3)	--	$--
Bernard C. Byrd, Jr.	15,317	$302,511
Mark M. Gambill	44,654	$881,917
James P. Holden	42,654	$842,417
Tom E. Smith	47,654	$941,167
All directors and executive officers as a group (eight persons) (1)	466,872	$9,220,724

(1)

This amount excludes 23,700,000 Shares held by Parent and 5,300,000 Shares held by Holdings, which Mr. O. Bruton Smith beneficially owns with Messrs. Marcus G. Smith, B. Scott Smith and David Bruton Smith.

(2)	This amount excludes 23,700,000 Shares held by Parent and 5,300,000 Shares held by Holdings, which Mr. Marcus G. Smith beneficially owns with Messrs. O. Bruton Smith, B. Scott Smith and David Bruton Smith and 127,258 Company RSUs granted to Marcus G. Smith under the 2013 Plan and which are subject to performance and time-based vesting conditions. See “Golden Parachute Compensation” for more information on the value of those Company RSUs that will vest and convert in connection with the Merger.
(3)	This amount excludes 23,700,000 Shares held by Parent and 5,300,000 Shares held by Holdings, which Mr. B. Scott Smith beneficially owns with Messrs. O. Bruton Smith, Marcus G. Smith, and David Bruton Smith.

Effect of the Offer and the Merger on Company Compensatory Awards

At the Merger Effective Time, each vested and unvested Company Stock Option that is unexpired, unexercised and outstanding immediately before the Merger Effective Time will be deemed fully vested and will be cancelled and converted into the right to receive an amount in cash equal to the product of (a) the excess, if any, of (i) the Offer Price over (ii) the per share exercise price of such Company Stock Option, and (b) the total number of Shares subject to such option immediately prior to the Merger Effective Time (the “Option Consideration”), without interest and subject to reduction for any applicable withholding taxes. Any then-outstanding Company Stock Option that has an exercise price per share equal to or greater than the Offer Price will be canceled at the Merger Effective Time and will cease to exist and will not receive any consideration for such Company Stock Option.

Also at the Merger Effective Time, each vested and unvested Company RSU and share of Company Restricted Stock that is unexpired and outstanding immediately before the Merger Effective Time will be deemed to be fully vested, and any performance vesting conditions for which the level of performance vesting has not been determined will be deemed achieved at target performance levels, and will be cancelled and converted into the right to receive an amount in cash equal to the product of the Offer Price and the total number of Shares subject to such Company RSU or the total number of shares of Company Restricted Stock immediately before the Merger Effective Time (as applicable, the “RSU Consideration” or the “Restricted Stock Consideration”), without interest and subject to reduction for any applicable withholding tax.

Non-Employee Directors

Non-employee directors of the Company have been granted Company Restricted Stock under the Formula Plan. As described above, at the Merger Effective Time, each vested and unvested share of Company Restricted Stock that is unexpired and outstanding immediately before the Merger Effective Time will be deemed to be fully vested and will be cancelled and converted into the right to receive the Restricted Stock Consideration, without interest and subject to reduction for applicable withholding taxes.

Quantification of Payments Related to Company Compensatory Equity Awards Held by Directors

The following table provides information for each of the Company’s non-employee directors regarding the aggregate number of shares of Company Restricted Stock that have not vested that would be cancelled and converted into the right to receive Restricted Stock Consideration assuming that the Merger closed on August 9, 2019.

Name	Number of Shares of Restricted Stock That Have Not Vested(1)	Payment Immediately before the Merger Effective Time of the Merger (2)
Bernard C. Byrd	5,286	$104,399
Mark M. Gambill	5,286	$104,399
James B. Holden	5,286	$104,399
B. Scott Smith (3)	9,745	$192,464
Tom E. Smith	5,286	$104,399

(1)

The Company Restricted Stock was granted in April 2019 under the Formula Plan, a copy of which is on file with the SEC in connection with the Company’s Definitive Proxy Statement on Schedule 14A filed on March 21, 2018.

(2)

The amount in this column represents the number of shares of Company Restricted Stock multiplied by the Offer Price of $19.75. The amount paid to the each director will be paid in cash without interest, subject to reduction for applicable withholding taxes.

(3)	The shares of Company Restricted Stock were granted in October 2018 (4,459 Shares when Mr. Smith first became a director of the Company) and in April 2019 under the Formula Plan.

For additional information about beneficial ownership of Shares by the Company’s directors, see “Effect of the Offer and the Merger on Outstanding Shares Held by Directors and Named Executive Officers.”

Quantification of Potential Payments

For an estimate of the value of the payments and benefits described above that would be payable to the Company’s named executive officers in connection with the Merger, see the section entitled “Golden Parachute Compensation” below.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of the Company’s named executive officers that is based on or otherwise becomes payable immediately prior to, or upon the effectiveness of, the Merger. None of the Company’s named executive officers currently have an employment agreement or severance agreement or participate in any of the Company’s retirement plans other than the Speedway Motorsports, Inc. 401(k) Plan and Trust, which is available to all employees. None of the Company’s named executive officers have any agreement pursuant to which there is an accelerated vesting of outstanding equity awards in the event of termination of employment. The only potential payments that any of the Company’s named executive officers are entitled to receive in connection with the Merger, regardless of whether the employment of such named executive officers is terminated in connection with the Merger, are the RSU Consideration and Restricted Stock Consideration in connection with Company RSUs and Company Restricted Stock issued to them under the 2013 Plan.

Under the Merger Agreement, all of the participants’ (including named executive officers’) Company RSUs and Company Restricted Stock will vest (with any Company RSUs and Company Restricted Stock that are subject to performance-based vesting conditions being deemed to have been achieved at target performance levels) and will be cancelled and converted into the right to receive the RSU Consideration or Restricted Stock Consideration, as applicable, upon the closing of the Merger (which closing is subject to certain conditions described in Section 13, titled “The Merger Agreement”, of the Offer to Purchase, which summary is incorporated herein by reference together with the Merger Agreement filed as Exhibit (e)(1) to this Schedule 14D-9). The vesting and payment of the Company RSUs and Company Restricted Stock are considered to be “single-trigger” payments, which means that they become payable upon the occurrence of the Merger. Payment of the RSU Consideration and Restricted Stock Consideration will be made to the applicable individual by the Company in one lump sum cash payment as of the first payroll date following the Merger Effective Time, net of applicable withholding taxes, without interest, through the payroll of the Company or an affiliate thereof.

The following table provides information for each of the Company’s named executive offers regarding the aggregate number of Company RSUs and shares of Company Restricted Stock that have not vested that would be cancelled and converted into the right to receive the RSU Consideration or the Restricted Stock Consideration, as applicable, assuming that the Merger closed on August 9, 2019, payable in a single lump sum to each named executive as described in the paragraph immediately above.

Name	Number of Company RSUs that have not Vested(1)	Aggregate Company RSU Payment upon Merger(2)	Number of Shares of Company Restricted Stock That Have Not Vested(1)	Aggregate Unvested Restricted Stock Payment Upon Merger(3)		Total Payments upon Merger for Unvested Equity Awards
O. Bruton Smith	---	---	---	$	---	---
Marcus G. Smith	127,258	$2,513,346	---	$	---	$2,513,346
William R. Brooks	---	---	66,394		$1,311,282	$1,311,282

(1)

Company RSUs and Company Restricted Stock will be deemed vested (with any Company RSUs and Company Restricted Stock that are subject to performance-based vesting conditions being deemed to have achieved target performance levels) and will be cancelled and converted into the right to receive the RSU Consideration or Restricted Stock Consideration, as applicable, at the Merger Effective Time, payable in a single lump sum to each named executive as described above.

(2)

Amounts are calculated by multiplying (a) the Offer Price, $19.75 per Share, by (b) the number of Company RSUs held by each of the Company’s named executive officers as of August 9, 2019, the assumed closing date of the Merger.

(3)

Amounts are calculated by multiplying (a) the Offer Price, $19.75 per Share, by (b) the number of shares of Company Restricted Stock held by each of the Company’s named executive officers as of August 9, 2019, the assumed closing date of the Merger.

As noted above, information regarding the dollar value of cash severance payments, pension and nonqualified deferred compensation benefit enhancements, perquisites and other personal benefits or property, and health care and welfare benefits, tax reimbursements and other compensation are omitted because the named executive officers are not entitled to such payment under contractual arrangements in connection with the Merger.

Employee Benefits Following the Merger

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the Merger Effective Time, Parent will provide each employee who was an employee of the Company or any of its subsidiaries immediately before the Merger Effective Time who remains an employee of the Surviving Company or one of its subsidiaries following the Merger Effective Time with compensation and benefits (other than equity-based compensation, nonqualified deferred compensation, retention, transaction or change in control payments, bonuses or awards, defined benefit pension benefits and retiree medical benefits) that are substantially comparable in the aggregate to such compensation and benefits as in effect immediately before the Merger Effective Time.

Under the terms of the Merger Agreement, upon completion of the Merger, the Company’s officers at the Merger Effective Time will be the officers of the Surviving Corporation. While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Merger Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification / Insurance

The Company’s directors and officers are entitled under the Merger Agreement to continued indemnification, advancement of expenses and director and officer insurance coverage. Specifically, Parent has agreed, for a period of six years following the Merger Effective Time, to cause the Surviving Corporation to exculpate and indemnify the present and former officers and directors of the Company and each of its subsidiaries against liabilities, costs and expenses incurred in connection with claims, suits and proceedings arising out of the fact that such person was an officer or director of the Company or such subsidiary to the extent permitted by applicable law. In addition, all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in the Company’s certificate of incorporation and by-laws will continue for six years after the Merger Effective Time. The Merger Agreement also provides that the Company shall maintain its officers’ and directors’ liability insurance policies (the “D&O Insurance”) for a period of not less than six years with respect to claims related to any period of time at or prior to the Merger Effective Time. The Company may obtain a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed 300% of the current annual premium for the Company’s directors’ and officers’ liability insurance policies.

Compensation of the Special Committee

The Special Committee consists of three independent members of the Board, Tom E. Smith, Mark M. Gambill and James P. Holden. At a meeting held on February 12, 2019, the Board unanimously adopted resolutions providing that each member of the Special Committee would receive $1,500 for each meeting of the Special Committee attended either in person or by telephone conference call, for his service on the Special Committee and for the time that may be required as a result of any related matters. However, after further analysis and discussions with advisors (as described in the next paragraph), at a meeting of the Board held on April 23, 2019, the Board unanimously adopted resolutions providing that, in lieu of the compensation described in the prior sentence, each member of the Special Committee would receive (a) a one-time fee of $50,000 upon the Board’s receipt of a written offer (or similar) letter from Parent, O. Bruton Smith or an entity in which Parent or Mr. Smith has or would acquire an equity interest in respect of a proposal to acquire all or substantially all of the Shares; and (b) a one-time fee of $50,000 upon 75 days from the date of receipt of that offer letter. These fees are not dependent on the closing of the Merger or on the Special Committee’s or the Board’s approval of, or recommendations with respect to, the Merger.

In recommending and approving the compensation structure, the Board considered, among other things, other compensation structures for special committees formed for purposes comparable to those for which the Special Committee was formed. The Board considered the nature and scope of the proposed transaction and the time expected to be required by the Special Committee member. The Board also considered the advantages and disadvantages of alternative arrangements, including retainers, and determined that the fee structure chosen was consistent with the comparable transactions that it reviewed with counsel.

Section 16 Matters

Pursuant to the Merger Agreement, the Company and the Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Recommendations of the Special Committee and the Board of Directors.

The Special Committee reviewed the terms and conditions of the Offer and the Merger with the assistance of its legal and financial advisors and unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Public Stockholders; (b) recommended that the Public Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (c) recommended that the Board take the Company Board Actions (as defined below), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

The Board, acting in reliance on the unanimous recommendation of the Special Committee, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iv) resolved that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the closing of the Offer, and (v) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the actions of the Board in the foregoing clauses (i), (ii) and (iii), the “Company Board Actions”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board took into account a number of reasons, described under “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger” below.

Background of the Offer and the Merger

The Smith Family has maintained a controlling equity interest in, and has been involved with the management and operation of, the Company since it was organized in 1994. Parent is wholly owned by members of the Smith Family.

The Board and the Company’s management team, including the members of the Smith Family who serve as directors or officers of the Company and Parent, have regularly reviewed the Company’s performance, prospects and strategy in light of then-current business and economic conditions, as well as developments in the motorsports sector. These regular reviews have, from time to time, included evaluation of potential strategic combination and acquisition opportunities involving the Company.

On February 12, 2019, Parent delivered to the Board a letter dated that same date (the “February 12 Letter”) informing the Board that Parent was evaluating the possibility of submitting a proposal for the potential acquisition of all of the outstanding capital stock of the Company not owned by members of the Smith Family (the “Parent Transaction”) but that Parent had not yet determined to make a proposal.

Because some members of the Board are affiliated with the Smith Family, and as required under the applicable rules of the New York Stock Exchange, the independent directors of the Board, Mr. James R. Holden, the lead independent director, and Messrs. Bernard C. Byrd, Jr., Mark M. Gambill and Tom E. Smith (who is not related to any member of the Smith Family), hold regular executive sessions without such affiliated individuals present to discuss matters presented to the Board. Additionally, the independent directors regularly receive updates from Company management, including those affiliated with the Smith Family, on the matters referenced above. At one such executive session of a Board meeting held on February 12, 2019, the independent directors of Board, together with Cary Tharrington, the Company’s general counsel, and a representative of Parker Poe Adams & Bernstein LLP, a long-time legal advisor to the Company (“Parker Poe”), discussed the receipt of the February 12 Letter. The independent directors reviewed the February 12 Letter, which stated that (i) any proposal in respect of a Parent Transaction that Parent may make would be subject to approval by a special committee of independent directors to be constituted by the Board and a non-waivable “majority of the minority” condition requiring the approval of a majority of the aggregate voting power represented by the shares of common stock that are not owned by Parent or any member or other affiliate of the Smith Family and (ii) Parent had retained Parker Poe and Kirkland & Ellis LLP (“Kirkland”) as legal advisors in connection with any possible Parent Transaction. Accordingly, Mr. Tharrington discussed with the independent directors that Parker Poe would continue to represent the Company only in connection with certain matters unrelated to any possible Parent Transaction and that the Company had retained McGuireWoods LLP (“McGuireWoods”) to represent the Company in connection with a possible Parent Transaction (in light of, among other things, McGuireWoods’ expertise in corporate, securities and transactional matters). Mr. Tharrington further discussed with the independent directors that Mr. William R. Brooks, who is the Company’s chief financial officer and a director of the Company and is also the chief financial officer of Parent, informed the Board that, because of his affiliation with Parent, he was prepared to recuse himself from acting on behalf of the Company, and instead would act on behalf of Parent, in connection with any proposal to be made by Parent in respect of a Parent Transaction. Following discussion, the independent directors determined to recommend to the Board at its meeting later that day that the Board appoint a special committee of independent and disinterested directors exclusively empowered, among other things, to consider, negotiate and evaluate any proposal in respect of a Parent Transaction that Parent might make and that such committee should be comprised of Messrs. James R. Holden, Mark M. Gambill and Tom E. Smith, each of whom was an independent director and had no financial, business, professional, social or other relationship with Parent, O. Bruton Smith or any other member of the Smith Family that would adversely impact their ability to exercise independent judgment with respect to any offer Parent might make in respect of a Parent Transaction.

Later on February 12, 2019, the full Board held a meeting, with representatives of the Company’s management and Parker Poe attending. Mr. Holden informed the Board of the meeting of the independent directors earlier that day, including that they had discussed, among other things, the receipt of the February 12 Letter and related matters. Mr. Holden reported to the Board that it was the unanimous recommendation of the independent directors that the Board appoint a special committee of independent and disinterested directors to be comprised of Messrs. Holden, Gambill and Tom Smith to, among other matters, consider, negotiate and evaluate any proposal in respect of a Parent Transaction that Parent might make. Following discussion, the Board established the Special Committee comprised of Messrs. Holden, Gambill and Tom Smith and delegated to the Special Committee the exclusive power and authority, among other matters, to establish procedures related to the review of a potential Parent Transaction or an alternative transaction, to evaluate and negotiate the terms and conditions of a potential Parent Transaction or an alternative transaction, to reject or approve a potential Parent Transaction or an alternative transaction, to determine on behalf of the Board and the Company whether a potential Parent Transaction or any alternative transaction is advisable and fair to, and in the best interests of, the Company and its stockholders (or any subset of stockholders), to engage its own advisors, including legal and financial advisors, as it deemed necessary or appropriate and to undertake various other actions related to a potential Parent Transaction or an alternative transaction. The Board also confirmed that it would not approve or recommend any Parent Transaction that may be proposed unless such transaction was approved and recommended by the Special Committee.

On March 20, 2019, although at such time neither Parent nor any other affiliate or member of the Smith Family had made a proposal or otherwise sought to engage in any discussions regarding a possible Parent Transaction with the Special Committee, the Special Committee held a telephonic meeting to discuss and consider organizational and other matters related to the possible submission by Parent of a proposal in respect of a Parent Transaction. Representatives of Simpson Thacher & Bartlett LLP (“Simpson Thacher”), which had been contacted by members of the Special Committee following the February 12, 2019 meeting of the Board regarding possible representation of the Special Committee in connection with a possible Parent Transaction (in light of, among other things, its expertise in representing special committees in similar contexts), attended the meeting. The representatives of Simpson Thacher reviewed with the Special Committee various legal matters, including the fiduciary duties of directors in the context of a potential “going-private” transaction with a controlling stockholder, and the Special Committee’s role, mandate and powers. The representatives of Simpson Thacher noted that the February 12 Letter stated that any proposal in respect of a Parent Transaction that might be submitted by Parent would be subject to approval by the Special Committee and a non-waivable “majority of the minority” condition. The representatives of Simpson Thacher confirmed, at the request of the Special Committee, that Simpson Thacher had no prior relationships with the Company or the Smith Family. Following discussion of the matters presented, the Special Committee elected Mr. Holden as chair of the Special Committee and determined to retain Simpson Thacher as the Special Committee’s legal advisor.

The members of the Special Committee then discussed with the representatives of Simpson Thacher the potential engagement of Morgan Stanley & Co. LLC (“Morgan Stanley”) as the Special Committee’s financial advisor. Simpson Thacher reviewed with the Special Committee a letter dated March 19, 2019 from Morgan Stanley confirming that, in the prior two years, Morgan Stanley had not been engaged on any financial advisory or financing assignments for Parent, SAI, Holdings, O. Bruton Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith, Mr. Brooks or Bernard C. Byrd, and had not received any fees for such services from such persons or entities during that time period.

At the invitation of Mr. Holden, representatives of Morgan Stanley then joined the meeting. The representatives of Morgan Stanley provided an overview of Morgan Stanley’s financial advisory expertise, including in the context of sports and media transactions and in transactions involving controlling stockholders. The representatives of Morgan Stanley then discussed with the Special Committee the importance of sports in the media ecosystem and NASCAR’s position within this ecosystem. Following such discussion, the representatives of Morgan Stanley discussed with the Special Committee certain financial information and reviewed with the Special Committee information regarding the November 2018 non-binding offer by NASCAR Holdings, Inc. (“NASCAR”) to acquire the outstanding shares of International Speedway Corporation (“ISC”) not already owned by the controlling stockholders of NASCAR. The Special Committee, together with its advisors, observed that ISC was the most directly relevant comparable company to the Company given its similar operations and financial profile and the fact that it had received a proposal from NASCAR to acquire all of the shares of ISC not already owned by NASCAR and its affiliates, and that the potential transaction involving NASCAR and ISC was the most directly comparable to a potential Parent Transaction based on similarities between ISC and the Company in size and business focus as well as the current mergers and acquisitions environment in the motorsports industry. The representatives of Morgan Stanley then left the meeting. The Special Committee continued to discuss such matters, including the potential engagement of Morgan Stanley as the Special Committee’s financial advisor. Following further discussion and based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the Company’s business and affairs, the Special Committee determined it would seek to engage Morgan Stanley, subject to the negotiation of an acceptable engagement letter to be presented to the Special Committee for its consideration and approval.

On April 18, 2019, although at such time neither Parent nor any other affiliate or member of the Smith Family had made a proposal or otherwise sought to engage in any discussions regarding a possible Parent Transaction with the Special Committee, the Special Committee held a telephonic meeting, with representatives of Morgan Stanley and Simpson Thacher attending, to further discuss the possibility of Parent proposing a Parent Transaction as well as trends in the motorsports industry. As part of this discussion, representatives of Morgan Stanley observed, among other matters, that, although sports was highly coveted premium content, NASCAR television viewership had been declining since 2015 and attendance and admissions revenue also had been declining in recent years. The representatives of Morgan Stanley also discussed certain financial information in respect of the Company and its operations, including a comparison of the Company’s stock price performance since April 2017 with that of ISC and the Standard & Poor’s 500 Stock Index, the perspectives of equity research analysts regarding the Company and ISC and a comparison of various financial metrics of the Company and ISC. Also at this meeting, representatives of Simpson Thacher reported to the Special Committee that the terms of the proposed engagement letter with Morgan Stanley were under negotiation as was discussed at the previous meeting of the Special Committee.

On April 23, 2019, Parent submitted to the Board and the Special Committee a non-binding proposal (the “April 23 Proposal”) to the Board and the Special Committee to acquire all of the outstanding shares of capital stock of the Company that were not already owned by Parent and other affiliates or members of the Smith Family for $18.00 per share in cash. The closing price per share of Company common stock on April 23, 2019 (the last trading day prior to the public announcement of the April 23 Proposal) was $13.94. In connection with this submission, on April 24, 2019, Parent filed with the U.S. Securities and Exchange Commission an amendment to its previously filed Schedule 13D to disclose the April 23 Proposal, and the Company issued a press release announcing the receipt of the April 23 Proposal and the formation of the Special Committee.

On April 24, 2019, the Special Committee held a telephonic meeting, with representatives of Morgan Stanley and Simpson Thacher attending, to review the April 23 Proposal. The representatives of Simpson Thacher reviewed the details of the April 23 Proposal and noted, among other matters, that in the April 23 Proposal the Smith Family stated that (i) they would not move forward with the proposal unless it was approved by the Special Committee, (ii) the proposal was subject to a non-waivable condition requiring the approval of a majority of the aggregate voting power represented by the shares of the Company’s common stock that were not owned by the Smith Family or its affiliates and (iii) the Smith Family and its affiliates, in their capacities as stockholders of the Company, had no interest in selling control of the Company.

The representatives of Morgan Stanley reviewed with the Special Committee, among other matters, certain preliminary financial analyses with respect to the $18.00 price per Share in the April 23 Proposal. The representatives of Morgan Stanley noted, among other matters, that the April 23 Proposal represented an approximately 29% premium to the closing price per Share of $13.94 on April 23, 2019. The representatives of Morgan Stanley also compared this premium (and the premiums represented by the April 23 Proposal to trading prices of the Shares over various periods) to the comparable information for the November 2018 offer that NASCAR made to acquire the outstanding shares of ISC not already owned by the controlling stockholders of NASCAR. The representatives of Morgan Stanley then discussed with the Special Committee, among other things, information Morgan Stanley would need to conduct further analyses with respect to the proposed consideration to be received by the holders of Shares in any potential transaction. The Special Committee then discussed the diligence process it would undertake, including, among other things, the review of the Company’s current annual budget and long-range plan, with assistance from Simpson Thacher and Morgan Stanley, in connection with its consideration of the April 23 Proposal and concluded that the Special Committee should reconvene to further consider and evaluate the April 23 Proposal after management of the Company had provided the relevant information.

Shortly after the meeting on April 24, 2019, the representatives of Simpson Thacher contacted McGuireWoods to initiate and coordinate the due diligence process.

On April 25, 2019, the representatives of Simpson Thacher contacted representatives of Kirkland and informed them that the Special Committee, together with its advisors, would need to conduct further analyses before it could consider and evaluate the April 23 Proposal.

Between April 26, 2019 and May 15, 2019, representatives of Morgan Stanley requested and reviewed certain written materials provided by the Company, including, among other things, the Company’s current annual budget and long-range plan. In addition, representatives of Morgan Stanley and Simpson Thacher participated in teleconference calls with representatives of the Company and McGuireWoods on April 26, 2019 and on May 8, 2019 to discuss, among other things, the financial projections and the business plans of the Company.

On May 16, 2019, the Special Committee held an in-person meeting to discuss the diligence process to date and to further consider the April 23 Proposal. Representatives of Simpson Thacher attended the meeting and began by providing an overview of the events that had occurred since Parent had delivered the April 23 Proposal, including information that had been provided by management of the Company since the last meeting. Representatives of Simpson Thacher also reported that on May 10, 2019, a representative of Parker Poe informed Simpson Thacher that Bank of America, N.A. and BofA Securities, Inc. (together, “BofA Merrill Lynch”), in its capacity as Parent’s financial advisor and potential debt financing source, had requested a meeting with representatives of the Company to conduct due diligence, and that the representatives of Simpson Thacher responded that they would convey BofA Merrill Lynch’s request to the Special Committee for its consideration. The representatives of Simpson Thacher then reviewed with the Special Committee certain legal matters, including the Special Committee’s fiduciary duties as applied in the context of a “going-private” transaction involving a controlling stockholder. The representatives of Simpson Thacher also discussed with the Special Committee the proposed terms of the engagement of Morgan Stanley as the Special Committee’s financial advisor, which proposed terms had been negotiated by Mr. Holden with the assistance of Simpson Thacher. Following discussion, the Special Committee authorized the execution of the engagement letter with Morgan Stanley on the terms proposed. The terms of such engagement are described in more detail in the section entitled “Opinion of the Special Committee’s Financial Advisor—General.”

Representatives of Morgan Stanley then joined the meeting. The representatives of Morgan Stanley reviewed with the Special Committee the analyses and investigation undertaken by Morgan Stanley since the receipt of the April 23 Proposal. The representatives of Morgan Stanley then provided an update regarding the previously announced offer by NASCAR to acquire the outstanding shares of ISC not already owned by the controlling stockholders of NASCAR and noted that, while the timing of resolution of the NASCAR offer remained unknown, the NASCAR offer could, for the reasons discussed above, be a notable data point for a potential transaction with Parent if the resolution became known. The representatives of Morgan Stanley then reviewed with the Special Committee the 5-year long-range plan prepared by the Company’s management as of April 2019 (the “Management LRP”), which Company management had explained assumed, among other things, an approximately 2% top-line revenue growth rate through the projected period and renewal of the NASCAR sanction agreement for 2021 and beyond such that NASCAR broadcasting revenue growth continues at approximately 4% growth annually through the projection period. Morgan Stanley noted that management of the Company had stated that the Company updated the Management LRP on a regular basis (typically quarterly), that the Management LRP was reviewed, but not approved, by the Board on a regular basis and that the Management LRP had not been prepared solely for use in connection with the proposed transaction being discussed by the Special Committee. The representatives of Morgan Stanley also discussed with the Special Committee a comparison of the Management LRP to the financial forecasts prepared by Wells Fargo Securities, LLC research analysts (the “Equity Research Case”), and the Special Committee and the advisors discussed that such financial forecasts were generally consistent with the Management LRP. Representatives of Morgan Stanley noted that the only other equity research analyst that had published projections about the Company had not refreshed such projections since May 2018 and that, accordingly, Morgan Stanley relied on the Equity Research Case. The members of the Special Committee observed that the Management LRP was consistent with the long-term plans that had previously been presented to the Board before the delivery of the February 12 Letter. A discussion ensued, following which the Special Committee concluded that it was reasonable for Morgan Stanley to (and directed Morgan Stanley to) rely on the Management LRP for purposes of Morgan Stanley’s financial analyses.

The representatives of Morgan Stanley then discussed with the Special Committee certain preliminary financial analyses prepared by Morgan Stanley with respect to the $18.00 consideration per share in the April 23 Proposal. As part of such review, the representatives of Morgan Stanley noted, among other things, that the proposed offer price of $18.00 per Share in the April 23 Proposal represented a premium of approximately 29% to the closing price per Share of $13.94 on April 23, 2019 and a premium of approximately 24% to the volume weighted average trading price per Share of $14.53 for the 30-day period ended April 23, 2019. The representatives of Morgan Stanley also noted that a price of $18.00 per Share resulted in an implied multiple of aggregate value to the Company’s estimated next twelve months (“NTM”) earnings before interest, tax, depreciation and amortization (“EBITDA”) of 7.5x based on the Equity Research Case. Morgan Stanley also discussed preliminary discounted cash flow analyses (including various assumptions underlying such analyses) with the Special Committee, utilizing both the Management LRP and the Equity Research Case, and other preliminary financial analyses. The representatives of Morgan Stanley then discussed with the Special Committee other potential strategic alternatives for the Company, including the Company’s continuation as a stand-alone company, a minority investment in the Company by a third party or the sale of the Company to a third party. Morgan Stanley discussed with the Special Committee various strategic and financial parties that potentially could be interested in a transaction with the Company, either as a minority investor or as an acquiror of the whole Company, in the event the Smith Family and its affiliates were willing to sell their stake in the Company, notwithstanding Parent’s statement in the April 23 Proposal that the Smith Family and its affiliates, in their capacities as stockholders of the Company, had no interest in selling control of the Company. A further discussion ensued, during which the Special Committee and its advisors discussed their belief that there was a low likelihood of any party (other than Parent) pursuing an acquisition of the Company for a number of reasons, including that (i) such parties were likely more interested at this time in companies that market the NASCAR brand and associated rights rather than in companies that operated the racing facilities, (ii) the Company’s revenue and earnings growth trajectory faced challenges in the current environment and (iii) Parent stated in the April 23 Proposal that it was not interested in selling control of the Company. It was also noted that no third parties had contacted the Company or the Special Committee to express an interest in acquiring the Company since the April 23 Proposal was made public. In connection with this discussion, the Special Committee, together with the representatives of Morgan Stanley and Simpson Thacher, also discussed (1) potential disadvantages associated with actively soliciting interest from third parties in a potential alternative acquisition transaction with the Company, particularly if the probability of attracting any credible interest was low, and (2) whether NASCAR, if it were to complete its proposed acquisition of ISC, could pursue an acquisition of the Company at some point in the future.

Following discussion, the Special Committee determined that it would not respond to the April 23 Proposal until after it had completed certain additional due diligence with the assistance of its advisors (including with respect to Parent’s proposed sources and uses for a potential Parent Transaction, the historical long-range plans prepared by the Company and an analysis of potential outcomes in connection with the upcoming re-negotiation of the Company’s sanction agreement with NASCAR for 2021 and beyond) and after Morgan Stanley had completed certain additional preliminary financial analyses. The Special Committee also concluded that, in light of its preliminary evaluation of the April 23 Proposal, it would permit Parent and its advisors and financing sources to conduct due diligence regarding the Company, subject to Parent agreeing to certain procedural guidelines regarding the due diligence process and entering into a non-disclosure agreement with the Special Committee. The Special Committee also determined that, based on the considerations discussed regarding the possible advantages and disadvantages of soliciting interest from third parties in a potential alternative acquisition transaction with the Company at this time, it would not contact any such third parties at this time, but that it would direct the Company to issue a press release announcing the engagement of Morgan Stanley in order to further enhance the possibility of unsolicited expressions of interest in the event that there were any potentially interested third parties.

On May 20, 2019, at the direction of the Special Committee, the Company issued a press release announcing that the Special Committee had engaged Morgan Stanley as its financial advisor and Simpson Thacher as its legal advisor in connection with its review of the April 23 Proposal. Also on May 20, 2019, as it had been directed by the Special Committee, Morgan Stanley sent certain written information requests to each of the Company and Parent, including requests relating to Parent’s proposed sources and uses for a potential Parent Transaction, the historical long-range plans prepared by the Company and an analysis of potential outcomes in connection with the upcoming re-negotiation of the Company’s sanction agreement with NASCAR for 2021 and beyond.

Later on May 20, 2019, Simpson Thacher sent a draft non-disclosure agreement to Parker Poe and Kirkland, which included proposed standstill restrictions prohibiting Parent and its affiliates from acquiring additional shares of the Company’s common stock. From May 20, 2019 through May 28, 2019, Simpson Thacher and Kirkland negotiated the terms of the non-disclosure agreement. During the course of such negotiations, Simpson Thacher and Kirkland agreed that a standstill restriction preventing Parent from acquiring additional shares of the Company’s common stock would not be relevant in this context because the Smith Family and its affiliates already owned approximately 71.3% of the outstanding shares of the Company’s common stock.

On May 29, 2019, the Special Committee, on behalf of the Company, entered into a non-disclosure agreement with Parent. Before the execution of the non-disclosure agreement, at the direction of the Special Committee, Simpson Thacher sent instructions to Kirkland and Parker Poe directing Parent and its representatives to adhere to certain information sharing protocols to maintain the separateness of Parent and the Company in connection with the proposed Parent Transaction contemplated by the April 23 Proposal, including that all inquiries and communications regarding a potential Parent Transaction would be made through either Morgan Stanley or Simpson Thacher, no meetings or discussions regarding a potential Parent Transaction would be held with employees or other representatives of the Company without the prior written consent of the Special Committee and that the Special Committee would have the right to determine what information would be made available to Parent and its representatives in connection with a potential Parent Transaction.

On May 30, 2019, representatives of the Company held a telephonic meeting with BofA Merrill Lynch, in its capacity as potential lender to Parent in connection with a potential Parent Transaction, to discuss certain due diligence matters with respect to the potential debt financing transaction. Representatives of Simpson Thacher, Morgan Stanley, McGuireWoods, Kirkland and Parker Poe also participated in such meeting.

On June 6, 2019, representatives of Morgan Stanley held a telephonic meeting with representatives of Parent and members of the Smith Family to discuss information provided by Parent regarding Parent’s and the Smith Family’s strategic plans with respect to the Company. Representatives of each of the Company, Simpson Thacher, Kirkland, McGuireWoods and Parker Poe also participated in such teleconference call.

On June 8, 2019, BofA Merrill Lynch provided Morgan Stanley with a preliminary overview of Parent’s proposed sources and uses for a potential Parent Transaction.

On June 10, 2019, the Special Committee held a telephonic meeting with representatives of Morgan Stanley and Simpson Thacher attending. At the request of Mr. Holden, the representatives of Simpson Thacher provided an update of the events that had occurred since the May 16, 2019 meeting of the Special Committee, including that Parent and the Special Committee, on behalf of the Company, had entered into a non-disclosure agreement and agreed to certain information sharing protocols between Parent and the Company. The representatives of Morgan Stanley then reported to the Special Committee that, since the May 20, 2019 press release by the Company, they had not received any inquiries from any third parties expressing interest in exploring a potential alternative acquisition transaction with the Company. The Special Committee noted that it also had not received any such inquiries. Representatives of Morgan Stanley then advised the Special Committee that management of the Company had provided the financial information Morgan Stanley had requested for purposes of its financial analyses. As part of this discussion, Morgan Stanley reported that representatives of Parent had informed them that neither Parent nor any members of the Smith Family on behalf of Parent had engaged in any substantive discussions with third parties during the past few years regarding a potential business combination transaction with the Company and that they regularly engage in ordinary course discussions with representatives of NASCAR, ISC and members of the France family, who control the voting power of NASCAR, to share their respective perspectives regarding the strategic outlook and trends for the motorsports industry. Representatives of Parent also confirmed for Morgan Stanley that there were no agreements, express or implied, regarding any future business combination or acquisition transaction between Parent or the Company, on the one hand, and NASCAR or ISC, on the other hand.

Morgan Stanley also reviewed with the Special Committee an overview of Parent’s proposed sources and uses for the potential Parent Transaction provided by BofA Merrill Lynch on June 8, 2019, which contemplated that Parent would finance a potential Parent Transaction by obtaining new bank financing in the form of new term loan and revolving credit facilities for the Company. The representatives of Morgan Stanley then again reviewed and discussed with the Special Committee certain financial information regarding the Company and Morgan Stanley’s preliminary financial analyses regarding the $18.00 consideration per share in the April 23 Proposal. As part of this discussion, Morgan Stanley observed that the April 23 Proposal represented an approximately 24% premium to the volume weighted average trading price per Share of $14.53 for the 30-day period ended April 23, 2019. The representatives of Morgan Stanley also noted that a price of $18.00 per Share resulted in an implied multiple of aggregate value to estimated NTM EBITDA of 7.5x based on the Equity Research Case. Representatives of Morgan Stanley compared this information to similar information for the proposed acquisition by NASCAR of ISC for $45.00 per share, noting that such price represented a 22% premium to the volume weighted average trading price per share of ISC for the 30-day period ended as of the last trading day prior to NASCAR’s bid and resulted in an implied multiple of aggregate value to estimated NTM EBITDA of ISC of 8.5x based on Wall Street consensus research estimates for ISC.

The Special Committee then discussed next steps, including a potential response to Parent’s April 23 Proposal and, in light of the lack of inbound inquiries from third parties regarding a potential alternative acquisition transaction with the Company since the May 20 press release, the advantages and disadvantages of making outbound inquiries to further explore the possibility of a potential alternative acquisition transaction other than the Parent Transaction. Following further discussion, the Special Committee determined to reject the April 23 Proposal and directed Morgan Stanley to contact a targeted group of third parties that, based on the discussion with the Special Committee, were considered the most likely to have an interest in pursuing a potential transaction with the Company. The Special Committee further determined that, although it would not make a counterproposal with respect to price when rejecting the April 23 Proposal, it would signal that it would be willing to consider a meaningfully increased proposal if Parent were to make one in the near term.

On June 12, 2019, Mr. Holden, on behalf of the Special Committee, contacted Messrs. Brooks and Tharrington and informed them that, in the view of the Special Committee, the April 23 Proposal did not offer sufficient value to the Public Stockholders for a number of reasons, including that the April 23 Proposal resulted in an implied multiple of aggregate value to estimated NTM EBITDA of 7.5x based on the Equity Research Case as compared to the implied multiple in the NASCAR/ISC Transaction of aggregate value to estimated NTM EBITDA of 8.5x based on Wall Street consensus research estimates for ISC. Mr. Holden also conveyed that the Special Committee and its advisors had received substantially all of the information they had previously requested and that therefore, within the coming weeks, the parties should strive to determine whether or not Parent would meaningfully increase its proposed offer price per share and a transaction on mutually agreeable terms would be feasible. Later that same day, at the direction of the Special Committee, representatives of Morgan Stanley communicated the Special Committee’s position to representatives of BofA Merrill Lynch.

On June 18, 2019, on behalf of Parent, representatives of BofA Merrill Lynch called representatives of Morgan Stanley to provide Parent’s revised proposal increasing the offer price from $18.00 per share to $19.25 per share (the “June 18 Proposal”).

On June 19, 2019, the Special Committee held a telephonic meeting with representatives of Morgan Stanley and Simpson Thacher attending. At the invitation of Mr. Holden, the representatives of Morgan Stanley summarized their discussion with representatives of BofA Merrill Lynch on June 18, 2019, including BofA Merrill Lynch’s statement that Parent only reluctantly agreed to submit the June 18 Proposal. The representatives of Morgan Stanley then provided an update regarding their ongoing outreach to the group of third parties previously discussed with the Special Committee to determine whether any of such third parties were interested in exploring a potential transaction with the Company, noting that, although no such party had expressed an interest to date, there was one third party that still had not yet responded to Morgan Stanley. The representatives of Morgan Stanley next reviewed with the Special Committee preliminary financial analyses with respect to the $19.25 price per Share in the June 18 Proposal, including an overview of the value to be delivered to the Company’s public stockholders implied by different potential per share offer prices. As part of that review, Morgan Stanley observed, among other matters, that the June 18 Proposal of $19.25 per Share represented a 7% increase from the April 23 Proposal of $18.00 per Share, a 38% premium to the closing price per Share of $13.94 on April 23, 2019 and a 32% premium to the volume weighted average trading price per share of $14.53 for the 30-day period ended April 23, 2019. The representatives of Morgan Stanley also noted that a price of $19.25 per Share resulted in an implied multiple of aggregate value to estimated NTM EBITDA of 8.0x based on the Equity Research Case. Following such review, the Special Committee continued to discuss the June 18 Proposal and, among other factors, considered the premium to the recent and historical stock prices of the Company represented by the June 18 Proposal, the implied multiple of aggregate value to estimated NTM EBITDA represented by the June 18 Proposal as compared to the implied multiples of aggregate value to estimated NTM EBITDA based on the Company’s recent and historical stock price and the implied multiple of aggregate value to NTM EBITDA represented by the proposed NASCAR/ISC Transaction. During such discussion, the representatives of Morgan Stanley noted that ISC had traded at a multiple of aggregate value to NTM EBITDA of approximately 0.3x higher than the Company for the two-year, three-year, four-year and five-year periods ended prior to November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the NASCAR/ISC Transaction) and 0.9x higher than the Company for the 12-month period ended prior to such date. The Special Committee, together with its financial and legal advisors, also discussed Parent’s potential ability to pay a higher per share price according to the sources and uses information previously provided by BofA Merrill Lynch versus whether, given factors such as BofA Merrill Lynch’s indication that Parent only reluctantly agreed to make the June 18 Proposal, a rejection of the June 18 Proposal or a potential counterproposal would cause Parent to abandon a potential Parent Transaction altogether. Following further discussion, the Special Committee concluded that, subject to Morgan Stanley reaching out again to the one third party that had not responded to the outbound inquiry process, Mr. Holden should convey to Parent the Special Committee’s willingness to consider a Parent Transaction at a per share price closer to $20.00 (which would represent an implied multiple of aggregate value to estimated 2019 EBITDA of approximately 8.2x).

On June 20, 2019, Morgan Stanley reported to the Special Committee that it had completed its outreach to the identified group of third parties and that, as of such date, none of such third parties had expressed an interest in pursuing a competing transaction.

On June 21, 2019, on behalf of the Special Committee, Mr. Holden called Mr. Brooks (in Mr. Brooks’ capacity as a representative of Parent) and informed him that the Special Committee would be willing to consider a Parent Transaction at a per share price that would reflect an implied multiple of aggregate value to estimated NTM EBITDA more aligned with the implied multiple of aggregate value to estimated NTM EBITDA of 8.5x represented by the proposed NASCAR/ISC Transaction. Mr. Holden further indicated that, should Parent further increase its offer price in a manner acceptable to the Special Committee, the Special Committee was prepared to instruct is advisors to work expeditiously towards negotiating mutually agreeable definitive documentation.

On June 25, 2019, Mr. Brooks, on behalf of Parent, presented Mr. Holden with a revised proposal to increase the offer price from $19.25 per share to $19.75 per share, indicating that Parent believed this to be compelling for the Public Stockholders and that, in his view, Parent was unlikely to further increase the offer price. Mr. Holden, on behalf of and consistent with the determinations made by the Special Committee at its meeting on June 19, 2019, responded that the Special Committee would be prepared to further engage on the basis of the $19.75 per share proposal (the “June 25 Proposal”) and seek to negotiate definitive transaction documentation on mutually agreeable terms. Mr. Holden updated the Special Committee later on June 25, 2019 regarding the discussion with Mr. Brooks and the June 25 Proposal.

On June 29, 2019, Kirkland sent a draft of the proposed merger agreement to Simpson Thacher, which draft included a non-waivable “majority of the minority” condition to the consummation of the Offer requiring that shares of common stock of the Company representing at least a majority of the Company’s outstanding common stock owned by the Public Stockholders be tendered pursuant to the Offer prior to the expiration of the Offer. That same day, Simpson Thacher shared the draft merger agreement with McGuireWoods.

On July 2, 2019, the Special Committee held a telephonic meeting with representatives of Morgan Stanley and Simpson Thacher attending. The representatives of Morgan Stanley began the meeting by discussing with the Special Committee certain financial information with respect to the offer price of $19.75 per share in the June 25 Proposal. As part of this discussion, Morgan Stanley noted, among other matters, that the proposed offer price of $19.75 per Share represented a 42% premium to the closing price per share of $13.94 on April 23, 2019, and a 36% premium to the volume weighted average trading price per share of $14.53 for the 30-day period ended April 23, 2019. The representatives of Morgan Stanley also noted that a price of $19.75 per Share resulted in an implied multiple of aggregate value to estimated NTM EBITDA of 8.1x based on the Equity Research Case. The representatives of Morgan Stanley confirmed again that none of the previously identified third parties they contacted, nor any other third party, had expressed an interest in pursuing a potential alternative acquisition transaction with the Company. The representatives of Simpson Thacher then discussed with the Special Committee the proposed transaction structure and certain key terms proposed by Parent in the June 29, 2019 draft merger agreement, including certain financing-related provisions, the proposed deal protection mechanisms and termination provisions. Following discussion, the Special Committee directed Simpson Thacher to engage with McGuireWoods, Kirkland and Parker Poe and seek to negotiate mutually agreeable transaction terms for consideration by the Special Committee.

On July 9, 2019, Simpson Thacher sent a revised draft of the proposed merger agreement to Kirkland, which draft reflected input from the Special Committee, the Company and McGuireWoods. From that day through July 23, 2019, the Special Committee, with the assistance of Simpson Thacher and input from the Company and McGuireWoods, and Parent, with the assistance of Kirkland and Parker Poe, exchanged several drafts of the proposed merger agreement and other proposed transaction agreements and, on several occasions, discussed and negotiated the specific terms of the proposed merger agreement and the other proposed transaction agreements, including the circumstances under which Parent would have the right to extend the expiration of the tender offer, whether the Company would have to reimburse Parent’s transaction-related expenses if the merger agreement were terminated because the minimum number of Shares required by the “majority of the minority” condition had not been tendered, whether Parent would have to pay a fee to the Company if the merger agreement were terminated because the debt financing was unavailable at the closing of the transactions contemplated by the merger agreement and whether the Company would have the right to terminate the merger agreement upon a change of recommendation by the Special Committee. During this period, Simpson Thacher and McGuireWoods regularly updated Mr. Holden and Mr. Tharrington, respectively, on the ongoing negotiations and discussions regarding the merger agreement.

On July 15, 2019, Mr. Holden met in person with representatives of Simpson Thacher. At this meeting, the representatives of Simpson Thacher updated Mr. Holden regarding the status of their ongoing negotiations of the merger agreement with Parent’s legal advisors. Mr. Holden and the representatives of Simpson Thacher also discussed the terms of Parent’s proposed debt financing and the pro forma capital structure of the Company after giving effect to the proposed Parent Transaction and the possible implications of such debt financing and pro forma capital structure for such transaction.

From July 15, 2019 through July 22, 2019, the Company and Parent and their respective representatives continued to seek to finalize the proposed definitive transaction agreements, including the proposed commitment letter from BofA Merrill Lynch to Parent in respect of the proposed debt financing for the potential Parent Transaction. Also on July 22, 2019, Mr. Holden contacted Mr. Brooks to discuss, among other matters, the proposed terms of Parent’s debt financing for the potential Parent Transaction.

On July 23, 2019, the Special Committee held an in-person meeting with representatives of Morgan Stanley and Simpson Thacher attending. Mr. Holden informed the Special Committee of his meeting with the representatives of Simpson Thacher on July 15, 2019. The representatives of Simpson Thacher then reviewed with the Special Committee various legal matters, including the Special Committee’s fiduciary duties as applied in the context of the proposed Parent Transaction, and discussed with the Special Committee the proposed transaction structure and the principal terms of the proposed merger agreement and other transaction documents, including Parent’s proposed debt financing and the pro forma capital structure of the Company after giving effect to the proposed Parent Transaction and its implications for such transaction. As part of their review, the representatives of Simpson Thacher summarized the circumstances under which Parent had the right to extend the expiration of the Offer and, among other matters, noted that the Company would not be required to reimburse Parent’s transaction-related expenses upon termination of the Merger Agreement because the minimum number of shares required by the “majority of the minority” condition had not been tendered, that Parent would have to pay a fee to the Company if the Merger Agreement was terminated because the debt financing was unavailable at the closing and that the Company would not have the right to terminate the Merger Agreement upon a change of recommendation by the Special Committee. The representatives of Morgan Stanley then reviewed with the Special Committee Morgan Stanley’s financial analyses with respect to the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement and rendered an oral opinion, subsequently confirmed by delivery of a written opinion, dated July 23, 2019, to the Special Committee, to the effect that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Public Stockholders. After considering the proposed terms of the transaction and taking into consideration the matters more fully described under “Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger – Reasons for the Offer and the Merger; Recommendation of the Special Committee,” the Special Committee unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Public Stockholders, (ii) recommended that the Public Stockholders accept the Offer and tender their shares of common stock of the Company to Purchaser pursuant to the Offer and (iii) recommended that the Board take the Company Board Actions, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Following the meeting of the Special Committee on July 23, 2019, the Compensation Committee of the Board held an in-person meeting, at which the Compensation Committee, subject to and contingent upon the Board’s approval of the Merger Agreement and transactions contemplated thereby and the consummation of the Merger, unanimously approved of and recommended to the Board the approval of the treatment of the Company’s outstanding equity awards and incentive compensation plans in the manner set forth in the Merger Agreement.

Following the meeting of the Compensation Committee on July 23, 2019, the Board held an in-person meeting with representatives of Morgan Stanley, Simpson Thacher, McGuireWoods, Parker Poe and members of management of the Company attending. At the direction of Mr. Holden, the representatives of Simpson Thacher provided the Board with a summary of the transaction negotiation process and informed the Board of the Special Committee’s recommendation with respect to the proposed transaction. After discussion of and in reliance upon the Special Committee’s unanimous recommendation, the Board unanimously, among other things, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, (iii) approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iv) recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

Following conclusion of the Board meeting on July 23, 2019, the Company, Parent and Purchaser executed the Merger Agreement.

On July 24, 2019, before the opening of trading on the New York Stock Exchange, the Company issued a press release announcing the proposed transaction.

On August 16, 2019, Parent commenced the Offer.

Reasons for the Offer and the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Offer and the Merger

The Special Committee, acting with the advice and assistance of its legal and financial advisors, evaluated and negotiated the Offer and the Merger, including the terms and conditions of the Merger Agreement, and unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Public Stockholders and (ii) recommended that the Public Stockholders accept the Offer and tender their shares of common stock of the Company to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions set forth in the Merger Agreement. The Special Committee also unanimously recommended to the Board that it, in each case, on the terms and subject to the conditions set forth in the Merger Agreement:

●	determine that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders;

●

approve and adopt the Merger Agreement and declare it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger; and

●	approve the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger.

Reasons for the Offer and the Merger; Recommendation of the Special Committee

The Special Committee held eight meetings to discuss, among other things, Parent’s proposal regarding a Parent Transaction (as it was revised from time to time), the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. In the course of reaching its determination and making its recommendations, the Special Committee considered, in consultation with its financial and legal advisors, information with respect to the Company’s financial condition, results of operations, businesses, competitive position and business strategy, on a historical and prospective basis, as well as current industry, economic and market conditions and trends.

The Special Committee considered the following factors as being generally supportive of its determination and recommendations:

●

the Special Committee’s understanding of the Company’s industry, business, operations, financial condition, earnings, strategy and prospects of the Company (including the risks involved in achieving these prospects), as well as the Company’s historical and projected financial performance;

●

the ongoing business challenges faced by the Company, including, among other things, (i) declining NASCAR television viewership and decreasing attendance at races; (ii) trends in NASCAR viewer demographics; and (iii) the possible outcomes of the upcoming re-negotiation of the sanction agreement in 2020 and the underlying broadcast agreement in 2025 and the potential impact on the Company’s future operational performance;

●

the current and historical prices of the common stock of the Company, including the fact that the per share Offer Price of $19.75 resulted in an implied multiple of aggregate value to estimated NTM EBITDA of 8.1x and a premium of approximately 42% over the closing price of the common stock of the Company of $13.94 on April 23, 2019 (the unaffected share price prior to the public announcement of the April 23 Proposal), and approximately 36% over the volume weighted average price of the common stock of the Company of $14.53 for the thirty-day period prior to the public announcement of the April 23 Proposal;

●

that the per share purchase price paid in the NASCAR/ISC Transaction, which the Special Committee, based upon the information available to it and taking into account the advice of Morgan Stanley, determined was the most directly comparable transaction to the Parent Transaction, represented a premium of only 22% to the 30-day volume weighted average price per ISC share of $36.91 as compared to the 36% premium represented by the Offer Price;

●

the potential risks to the Public Stockholders of continuing to hold the Company’s publicly traded common stock, including the Special Committee’s assessment, after consulting with Morgan Stanley, that the Company’s common stock would likely trade materially lower in the event a Parent Transaction could not be finalized;

●

the Special Committee’s consideration of the risks and potential likelihood of achieving greater value for the Public Stockholders by pursuing strategic alternatives to the Offer and the Merger, including continuing as an independent public company and pursuing the Company’s management plan, relative to the benefits of the Offer and the Merger, taking into account that, because the Smith Family and its affiliates currently own approximately 71.3% of the Company’s outstanding Shares, any alternative extraordinary transaction would require approval by the Smith Family and its affiliates, and that Parent stated in the April 23 Proposal that the Smith Family and its affiliates, in their capacities as stockholders of the Company, have no interest in selling control of the Company;

●

that the Special Committee was able to negotiate an effective increase in the Offer Price of $1.75 from the per share consideration offered in the April 23 Proposal, representing an increase of approximately 10%, notwithstanding the ongoing challenges to the business described above during the negotiation period;

●

the belief by the Special Committee that the Offer Price was the highest price that could reasonably be obtained from Parent, that the terms set forth in the Merger Agreement were the most favorable terms Parent would be willing to agree to and that further negotiations would create a risk of causing Parent to abandon the transaction altogether or materially delay the entry into a definitive agreement for the transaction;

●

the fact that, since the public announcement of the April 23 Proposal and the public announcement on May 20, 2019 of the engagement of Morgan Stanley, none of the Company, the Special Committee or any of the Special Committee’s legal and financial advisors received any inbound inquiries from third parties relating to a potential alternative acquisition transaction with the Company;

●

the fact that none of the third parties who, based in the information available to the Special Committee, were believed by the Special Committee to be most likely to be interested in a potential alternative acquisition transaction with the Company, and who were contacted by Morgan Stanley expressed an interest in exploring a potential alternative acquisition transaction with the Company;

●

the debt financing commitments provided to Parent by BofA Merrill Lynch in connection with the Offer and the Merger and the fact that such financing was committed prior to the execution of the Merger Agreement;

●

the fact that the Public Stockholders will receive cash for their shares and will therefore have immediate liquidity and receive certain value for their shares at $19.75 per share, particularly in light of the relatively limited trading volume of the shares of common stock of the Company;

●

the anticipated timing of the consummation of the Offer and the Merger, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 251(h) of the DGCL, which allows for the potential for closing in a relatively short timeframe;

●

the likelihood that the Offer and the Merger would be completed, based on, among other things, (i) the limited number and nature of the conditions to the completion of the Offer and the Merger, including the fact that there is no financing condition, and (ii) the Company’s ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and to specifically enforce the terms of the Merger Agreement;

●	the fact that, if the Company terminates the Merger Agreement under certain circumstances, Parent would be required pay a termination fee of $40.0 million to the Company;

●

the oral opinion of Morgan Stanley, subsequently confirmed by delivery of a written opinion dated July 23, 2019 to the Special Committee, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement was fair, from a financial point of view, to the Public Stockholders, as more fully described in the section entitled “Opinion of Special Committee’s Financial Advisor”; and

●

the terms and conditions of the Merger Agreement, as discussed in more detail in the section entitled “The Merger Agreement”, which the Special Committee, after consulting with Simpson Thacher, considered to be reasonable and consistent with relevant precedent transactions.

The Special Committee also considered a number of factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Offer and the Merger. The Special Committee believes these factors support its determinations and recommendations and provide assurance of the procedural fairness of the Offer and the Merger:

●

the non-waivable condition to the closing of the Offer that shares of common stock of the Company representing at least a majority of the outstanding shares of common stock of the Company owned by the Public Stockholders are validly tendered to Purchaser in the Offer;

●

the exclusive authority granted to the Special Committee by the Board to negotiate the terms and conditions of the definitive agreement with respect to the Parent Transaction, or to determine not to pursue any transaction involving the Smith Family or Parent, and the fact that Parent committed not to proceed with the transaction without a favorable recommendation from the Special Committee and also agreed to a non-disclosure agreement and related information sharing protocols to maintain the separateness of Parent and the Company during the course of negotiating;

●	that the Special Committee consists solely of independent and disinterested directors;

●

that the compensation provided to the members of the Special Committee in respect of their services was not contingent on the Special Committee approving the Merger Agreement and taking the other actions described in this Schedule 14D-9;

●	that the Special Committee held eight meetings to discuss and evaluate a potential Parent Transaction and each member of the Special Committee was actively engaged in the process;

●	that the Special Committee retained and received the advice of (i) Morgan Stanley as its financial advisor and (ii) Simpson Thacher as its legal advisor;

●

that the financial and other terms and conditions of the proposed transaction were the product of extensive negotiations that took place over the course of several months between the Special Committee, with the assistance of its financial and legal advisors, on the one hand, and Parent and its representatives, on the other hand;

●

that, prior to the acceptance time of the Offer, under specified circumstances, the Board (upon recommendation of the Special Committee) may change its recommendation in favor of the Merger in response to superior proposals and certain other intervening events (as discussed in more detail in the section entitled “The Merger Agreement – No Solicitation” of the Offer to Purchase), subject to paying Parent a termination fee of $24.0 million in the event the Merger Agreement is terminated in connection therewith; and

●	that under the DGCL, stockholders have the right to demand appraisal of their shares of the Company’s common stock, as discussed in Item 8 below in the section entitled “Appraisal Rights.”

In the course of reaching its determinations and making its recommendations, the Special Committee also considered the following countervailing factors concerning the Merger Agreement and the Offer and the Merger:

●

the possibility that Parent will be unable to obtain the debt financing proceeds, in which case Parent may not be able to comply with its obligation to complete the Offer and the Merger and the Company would have the option, on the terms and subject to the conditions set forth in the Merger Agreement, to terminate the Merger Agreement and obtain a termination fee of $40.0 million from Parent;

●

that the Public Stockholders will have no ongoing equity participation in the Company following the Merger and that those stockholders will cease to participate in the Company’s future earnings or growth, if any, and will not benefit from increases, if any, in the value of the common stock of the Company;

●

the possibility that (i) the controlling stockholders’ ownership of a significant percentage of the voting power of the common stock of the Company and publicly expressed unwillingness to consider alternative sale transactions and (ii) the termination fee payable by the Company to Parent upon the termination of the Merger Agreement under certain circumstances may discourage other potential acquirers from making an alternative acquisition proposal for the Company;

●

that the Merger Agreement precludes the Company from actively soliciting alternative acquisition proposals, and the possibility that the Company may be obligated to pay Parent a termination fee if the Merger Agreement is terminated under certain circumstances;

●	the risk, in the event the Offer and the Merger do not close, of incurring substantial expenses related to the Offer and the Merger;

●

the possibility that, at some future time, Parent could sell some or all of the Company or its securities, businesses or assets to one or more purchasers at a valuation higher than that available in the Offer and the Merger, and that the Public Stockholders would not be able to participate in or benefit from such a sale;

●

the risk that, while the Offer and the Merger are expected to be completed, there can be no guarantee that all conditions to Purchaser’s obligations to complete the Offer or the parties’ obligations to complete the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed even if the Minimum Condition is satisfied;

●

the risks and costs to the Company of the pendency of the Offer and the Merger or if the Offer and the Merger do not close, including the potential effect of the diversion of management and employee attention from the Company’s business, the substantial expenses which the Company will have incurred and the potential adverse effect on the relationship of the Company and its subsidiaries with their respective employees, agents, customers and other business contacts;

●

that the receipt by stockholders of the Offer Consideration and the Merger Consideration will be taxable transactions for U.S. federal income tax purposes as described under the section entitled “Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase; and

●

that certain of the Company’s officers and directors may have interests in the Offer and the Merger that are different from, or in addition to, the interests of the Company’s stockholders, including the vesting of stock options, restricted stock units and restricted shares held by officers and directors, certain of the Company’s directors’ and officers’ involvement with Parent, the interests of the Company’s directors and officers in being entitled to continued indemnification and insurance coverage from the surviving corporation under the Merger Agreement and the Company’s certificate of incorporation and other interests described under Item 3 above in the section entitled “Arrangements with the Company’s Directors and Executive Officers.”

The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination and recommendation, the Special Committee did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Special Committee may have considered various factors differently. The Special Committee did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Special Committee based its unanimous recommendation on the totality of the information presented.

The Special Committee did not specifically consider the liquidation value or the net book value of the Company in its evaluation of the Offer and the Merger, because of its belief that neither liquidation value nor net book value presents a meaningful valuation for the Company and its business, as the Company’s value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation or from net book value which is significantly influenced by historical costs.

In addition, the Special Committee did not seek to establish a pre-merger going concern value for the Company as such. Rather, the Special Committee believed that the financial analyses presented by Morgan Stanley, as more fully summarized below under the caption “Opinion of Special Committee’s Financial Advisor,” represented potential valuations of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. The Special Committee considered each of the analyses performed by Morgan Stanley in the context of the fairness opinion provided by Morgan Stanley as well as various additional factors, as discussed above.

Recommendation of the Board

As of July 23, 2019, the Board consisted of eight directors. On July 23, 2019, in reliance on the unanimous recommendations of the Special Committee, the Board, on behalf of the Company, unanimously:

●

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders;

●

approved and adopted the Merger Agreement and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger;

●	approved the execution and delivery by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and

●	recommended that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In reaching its determination, the Board considered a number of factors, including the following material factors:

●

the Special Committee’s unanimous determination, which the Board adopted, that it was advisable, fair to, and in the best interests of, the Company and the Public Stockholders that the Company enter into the Merger Agreement and consummate the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and the Special Committee’s unanimous recommendation that the Board approve and adopt the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement;

●

the procedural fairness of the transaction, including that the transaction was negotiated over a period of three months by a Special Committee consisting of three independent and disinterested directors who are not affiliated with Parent or the Smith Family and are not employees of the Company or any of its subsidiaries, that, to the knowledge of the Board after due inquiry, the members of the Special Committee do not have any material interest in the Offer or the Merger different from, or in addition to, that of the Public Stockholders other than their interests described in Item 3 above under the caption “Arrangements with the Company’s Directors and Executive Officers,” and that the Special Committee was advised by its own legal and financial advisors; and

●	the non-waivable condition to the closing of the Offer that shares of common stock of the Company representing at least a majority of the outstanding shares of common stock of the Company owned by the Public Stockholders are validly tendered to Purchaser in the Offer;

The above discussion of the information and factors considered by the Board is not intended to be exhaustive, but indicates the material matters considered. In reaching its determination and recommendation, the Board did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Board may have considered various factors differently. The Board did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Board based its unanimous recommendation on the totality of the information presented.

Other than as described in this Schedule 14D-9, the Company is not aware of any firm offer by any other person during the prior two years for a merger or consolidation of the Company with another company, the sale or transfer of all or substantially all of the Company’s assets or a purchase of the Company’s securities that would enable such person to exercise control of the Company.

The Special Committee unanimously recommends that the Public Stockholders, and the Board unanimously recommends (upon the unanimous recommendation of the Special Committee) that the Company’s stockholders, accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Opinion of the Special Committee’s Financial Advisor.

The Special Committee retained Morgan Stanley to provide it with financial advisory services in connection with the potential sale of the Company. The Special Committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the Company’s business and affairs. On July 23, 2019, Morgan Stanley rendered its oral opinion, which was subsequently confirmed in writing, to the Special Committee to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in its written opinion, the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement was fair from a financial point of view to the Public Stockholders.

The full text of the written opinion of Morgan Stanley, dated July 23, 2019, is attached to this document as Annex B, and is incorporated by reference into this document in its entirety. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of the opinion of Morgan Stanley in this document is qualified in its entirety by reference to the full text of the opinion. Morgan Stanley’s opinion was directed to the Special Committee, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement, as of the date of the opinion, and does not address any other aspects or implications of the Offer or the Merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any stockholder of the Company as to whether to tender their Shares in the Offer or as to how to vote in connection with any matter.

The reports, opinions or appraisals referenced in this section will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing.

In connection with rendering its opinion, Morgan Stanley, among other things:

●	reviewed certain publicly available financial statements and other business and financial information of the Company;

●	reviewed certain internal financial statements and other financial and operating data concerning the Company;

●	reviewed certain financial projections prepared by the management of the Company;

●	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

●	discussed with Parent’s financial advisor the proposed financing plan for the Company to support the Merger;

●	reviewed the reported prices and trading activity for the Shares;

●

compared the financial performance of the Company and the prices and trading activity of the Company common stock with that of certain other publicly-traded companies comparable with the Company and their securities;

●	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

●	participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

●	reviewed a draft, dated July 22, 2019, of the Merger Agreement; and

●	performed such other analyses, reviewed such other information and considered such other factors as it deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the Company, and which formed a substantial basis for its opinion. With respect to the Company’s financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement would not differ from the draft thereof furnished to it in any respect material to its analysis. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed transaction. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the Public Stockholders in the Offer and the Merger.

Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the Company, nor was it furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with the preparation of its opinion to the Special Committee. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 12, 2019, and is not necessarily indicative of current market conditions. Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the Company’s management and approved by the Special Committee and referred to in this Schedule 14D-9 as the “Management Case” (see “Certain Prospective Financial Information”) and certain financial projections for the Company included in an equity research report published by Wells Fargo Securities, LLC in March 2019 and referred to in this Schedule 14D-9 as the “Equity Research Case.” Morgan Stanley noted that Macquarie Capital (USA) Inc. was the only other equity research analyst that had published projections for the Company but that it had not refreshed those projections since May 2018. Accordingly, Morgan Stanley relied on the Equity Research Case, which was discussed and approved by the Special Committee.

Comparable Company Analysis

Morgan Stanley performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to a similar company or similar companies that are publicly traded.

As described below under “Opinion of the Special Committee’s Financial Advisor—Preliminary Presentations by Morgan Stanley-March 20, 2019 Preliminary Presentation Materials,” Morgan Stanley initially reviewed, using publicly available information, certain current and historical financial information and public market multiples for eight companies in the sports and entertainment industries, including motorsports tracks, that share some similar business characteristics and have certain comparable operating characteristics to the Company. Morgan Stanley determined that ISC was the most relevant comparable company given its similar operations and financial profile. For purposes of its financial analysis with respect to its opinion, Morgan Stanley focused on ISC as being most comparable to the Company based on comparability of operations and the fact that ISC had received a proposal from NASCAR to acquire the shares of ISC not already owned by NASCAR and its affiliates (the “ISC/NASCAR Transaction”).

For each of the Company and ISC, Morgan Stanley calculated (i) the ratio of such company’s aggregate value divided by its estimated NTM EBITDA, also referred to as AV/NTM EBITDA, for the six month period ended November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction) and (ii) the ratio of common stock share price to NTM earnings per share, referred to as NTM P/E, for the six month period ended November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), based on median Wall Street equity research consensus estimates. Morgan Stanley also calculated the AV/NTM EBITDA multiple and the NTM P/E multiple for ISC and the Company as of July 12, 2019. The Equity Research Case projections reflected (i) estimated revenue for the Company of approximately $456 million, $465 million, $475 million and $486 million for 2019, 2020, 2021 and 2022, respectively and (ii) estimated EBITDA for the Company of approximately $116 million, $116 million, $117 million and $119 million for 2019, 2020, 2021 and 2022, respectively.

The following tables present the results of this analysis for comparable companies:

	AV/NTM EBITDA			NTM P/E
	6-months ended 11/9/18			6-months ended 11/9/18
	High	Low	7/12/19	High	Low	7/12/19
ISC	8.5x	6.4x	8.1x	22.5x	16.7x	22.2x
The Company	7.3x	5.9x	7.7x	18.1x	14.2x	19.7x

Based on the results of this analysis and its professional judgment, Morgan Stanley applied an AV/NTM EBITDA range of 6.5x to 8.0x to the Company’s NTM estimated EBITDA contained in the Equity Research Case and a NTM P/E range of 16.5x to 21.0x to the Company’s NTM estimated earnings per share contained in the Equity Research Case, which resulted in ranges of implied value per Share, rounded to the nearest $0.10, of $15.10 to $19.40 and $15.90 to $19.60, respectively. Morgan Stanley compared these ranges with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

ISC is not (and no other company included in the earlier analyses described below under “Opinion of the Special Committee’s Financial Advisor—Preliminary Presentations by Morgan Stanley-March 20, 2019 Preliminary Presentation Materials” is) identical to the Company. In evaluating ISC and such other companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of the Company. These include, among other things, the impact of competition on the business of the Company and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining a median) is not, in itself, a meaningful method of using comparable company data. Morgan Stanley noted that ISC traded at an AV/NTM EBITDA multiple 0.3x higher than the Company for the two-year, three-year and five year periods ended prior to November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction) and 0.9x higher than the Company for the 6-month and 12-month periods ended prior to such date.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis to derive implied fully diluted equity value per share reference ranges for the Company common stock using the Management Case and the Equity Research Case.

Morgan Stanley calculated the present value, as of March 31, 2019, of the standalone unlevered free cash flows expected to be generated by the Company, based on estimates reflected in both the Management Case and the Equity Research Case. In performing its analysis, Morgan Stanley applied unlevered discount rates ranging from 5.50% to 7.00% to (i) estimated unlevered free cash flows based on a mid-year convention for discounting and (ii) estimated terminal value at the end of 2022 based on estimated 2023 EBITDA as discussed below. Morgan Stanley calculated “unlevered free cash flows” as EBITDA less stock-based compensation, less cash taxes, less capital expenditures, less increases in net working capital and plus decreases in net working capital. The discount rates reflected Morgan Stanley’s estimate of the Company’s weighted average cost of capital. The Equity Research Case projections reflected estimated unlevered free cash flow for the Company of approximately $52 million, $70 million, $70 million and $70 million for 2019, 2020, 2021 and 2022, respectively.

Morgan Stanley calculated a range of terminal values for the Company at December 31, 2022 by applying a price to EBITDA multiple range of 6.5x to 7.5x estimated EBITDA for 2023. The ranges of estimated free cash flow and terminal values were then discounted to present value as of March 31, 2019 using the range of discount rates referred to above. The resulting enterprise values were then adjusted by subtracting net debt to calculate a range of implied equity values for the Company and dividing by the fully diluted share count as determined under the treasury stock method, based on the outstanding basic shares and dilutive securities as disclosed in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2019, in order to arrive at an implied value per Share.

The discounted cash flow analysis indicated a range of implied value per Share, rounded to the nearest $0.10, of $16.10 to $19.20 using the Management Case and $17.10 to $20.50 using the Equity Research Case. Morgan Stanley compared these ranges with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

Morgan Stanley noted that these implied valuation ranges resulted in implied perpetual growth rates ranging from negative 3.0% to negative 0.5% using the Management Case and negative 3.0% to negative 0.4% using the Equity Research Case.

Precedent Transaction Analysis

Morgan Stanley performed a precedent transaction analysis, which is designed to imply a value of a company based on publicly available financial terms of one or several selected transactions. For purposes of its analysis, Morgan Stanley focused on the ISC/NASCAR Transaction, based on the similarities between ISC and the Company in size and business focus and to reflect the current M&A environment in the motorsports industry. Morgan Stanley noted that the agreed price per share in the ISC/NASCAR transaction resulted in an aggregate value to estimated 2019 EBITDA multiple of 8.5x based on median Wall Street consensus equity research estimates as of July 12, 2019.

Based on the results of this analysis and its professional judgment, Morgan Stanley applied a multiple of 8.5x to estimated 2019 EBITDA for the Company contained in the Equity Research Case, which resulted in an implied value per Share, rounded to the nearest $0.10, of $20.70. Morgan Stanley compared this value with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

Neither ISC nor the ISC/NASCAR Transaction is identical to the Company or the transactions contemplated by the Merger Agreement. In evaluating the ISC/NASCAR Transaction, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of both the Company and ISC and the aggregate value and equity value of the Merger and the ISC/NASCAR Transaction. Morgan Stanley noted that ISC traded at an AV/NTM EBITDA multiple 0.3x higher than the Company for the two-year, three-year and five year periods ended prior to November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction) and 0.9x higher than the Company for the 6-month and 12-month periods ended prior to such date. The fact that the implied value per share of the Company derived from this valuation analysis was greater than the consideration of $19.75 per Share is not necessarily dispositive in connection with Morgan Stanley’s analysis, but is one of many factors Morgan Stanley considered.

Leveraged Buyout Analysis

Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might affect a leveraged buyout of the Company under current market conditions. Morgan Stanley based its analysis on both of the Management Case and the Equity Research Case. Morgan Stanley assumed a transaction date of December 31, 2019, and a four-year investment period ending December 31, 2023. Morgan Stanley also made certain other assumptions, including: (i) current debt of the Company would be refinanced under a new term loan leveraged at 4.0x EBITDA (before stock-based compensation expense) and new secured notes leveraged at 3.0x EBITDA (before stock-based compensation expense), (ii) debt financing and transaction expenses based on prevailing market terms at the time of the analysis (including (x) an interest rate on the first term loan of LIBOR plus 3.38% and (y) an interest rate on the secured notes of 5.63%), (iii) a range of AV/LTM EBITDA exit multiples of 6.5x to 7.5x, and (iv) a target range of annualized internal rates of return for the financial sponsor of 15.0% to 20.0%. Morgan Stanley selected the leverage multiples, financing terms, exit multiples and target internal rates of return based upon the application of its professional judgment and experience. Based on these calculations, this analysis indicated a range of implied value per Share, rounded to the nearest $0.10, of $12.40 to $16.30 per Share based on the Management Case and $12.70 to $16.90 per Share based on the Equity Research Case. Morgan Stanley compared these ranges with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

Other Information

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Special Committee, including the following:

Historical Trading Multiple Range Analysis

Morgan Stanley reviewed and analyzed the historical multiples of stock price to NTM EBITDA and NTM earnings per share (based on wall street median consensus estimates) over the 6-month period ended November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), and observed that the Shares traded at a range of 5.9x to 7.3x NTM EBITDA and a range of 14.2x to 18.1x NTM earnings per share over such period. Morgan Stanley applied these ranges to estimated NTM EBITDA and estimated NTM earnings per share contained in the Equity Research Case to derive ranges of implied value per Share, rounded to the nearest $0.10, of $13.60 to $17.40 and $13.20 to $16.80, respectively. Morgan Stanley compared these ranges with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

Equity Research Analysts’ Price Target Analysis

Morgan Stanley reviewed and analyzed future public market trading price targets for the Company common stock prepared and published by two equity research analysts prior to April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates). These targets reflected each analyst’s estimate of the future public market trading price of the Company common stock. The undiscounted analyst price targets for the Company common stock were $16.00 and $20.00 per Share. Morgan Stanley discounted the analyst price targets by one year at a rate of 7.0%, which discount rate was selected by Morgan Stanley, based on the application of its professional judgment and experience and the Capital Asset Pricing Model, to reflect the Company’s mid-point cost of equity, with the market data used to calculate the estimated cost of equity based on such data as of July 12, 2019.

This analysis indicated implied values per Share, rounded to the nearest $0.10, of $15.00 and $18.70 per Share. Morgan Stanley compared these values with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Historical Trading Range Analysis

Morgan Stanley reviewed the historical trading range of the Company common stock for the 6-month period ended November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), and observed that, during such period, the trading price per Share, rounded to the nearest $0.10, ranged from a low of $14.70 to a high of $18.10. Morgan Stanley compared this range with (i) the closing price per Share of $16.34 on November 9, 2018 (the last trading day prior to public disclosure of NASCAR’s proposal with respect to the ISC/NASCAR Transaction), (ii) the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates), (iii) Parent’s initial bid of $18.00 per Share on April 23, 2019, and (iv) the consideration of $19.75 per Share pursuant to the Merger Agreement.

Preliminary Presentations by Morgan Stanley

In addition to its July 23, 2019 opinion and presentation to the Special Committee and the underlying financial analyses performed in relation thereto, Morgan Stanley also delivered preliminary presentation materials to the Special Committee on March 20, 2019, April 18, 2019, April 24, 2019, May 16, 2019, June 10, 2019, June 19, 2019 and July 2, 2019. The preliminary financial considerations and other information in such preliminary presentation materials were based on information and data that was available as of the dates of the respective presentations. Morgan Stanley also continued to refine various aspects of its financial analyses. Accordingly, the results and other information presented in such preliminary presentation materials differ in certain respects from the July 23, 2019 financial analyses.

The preliminary presentation materials referenced above were for discussion purposes only and did not present any findings or make any recommendations or constitute an opinion of Morgan Stanley with respect to the fairness of the consideration of $19.75 per Share pursuant to the Merger Agreement or otherwise. Some of the preliminary presentation materials delivered by Morgan Stanley to the Special Committee contained substantially similar analyses as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses.” The financial analyses performed by Morgan Stanley in relation to its opinion dated July 23, 2019 supersede all analyses and information presented in the preliminary presentation materials.

March 20, 2019 Preliminary Presentation Materials

The March 20, 2019 preliminary presentation materials contained, among other information, information relating to Morgan Stanley’s qualifications to act as financial advisor to the Special Committee, certain observations with respect to a potential process to be run by the Special Committee with respect to Parent’s proposal, a general market overview of the sports and entertainment industries, including a summary of the non-binding proposal announced on November 9, 2018 by NASCAR to acquire the shares of ISC not already owned by NASCAR or its affiliates, certain comparative information relating to the Company and ISC, and a comparison of certain operating and valuation metrics for the Company and the following publicly-traded companies operating in the motorsports track and sports and entertainment industries:

●	Formula One Group
●	ISC
●	Liberty Braves Group
●	Live Nation Entertainment, Inc.
●	Madison Square Garden Company
●	Manchester United PLC
●	MSG Networks Inc.
●	World Wrestling Entertainment, Inc.

The March 20, 2019 preliminary presentation materials also contained a preliminary premiums paid analysis, including a review of the terms of 17 U.S. minority “squeeze-out” transactions (i.e., transactions in which a majority shareholder acquires the minority shareholders’ interests in a company in exchange for cash or shares) announced between January 1, 2009 and March 20, 2019 with a market capitalization of $500 million to $2.5 billion (excluding transactions in the banking, insurance and real estate sectors). Morgan Stanley calculated the premiums paid in these transactions over the stock price of the acquired company one-day and four-weeks prior to the announcement of the acquisition offer. Morgan Stanley noted that the mean and median premiums were 20.4% and 9.3%, respectively, to the price one-day prior to the announcement of the acquisition offer and 27.3% and 17.8%, respectively, to the price four-weeks prior to the announcement of the acquisition offer.

April 18, 2019 Preliminary Presentation Materials

The April 18, 2019 preliminary presentation materials contained, among other information, a general market overview of NASCAR sector trends. The April 18, 2019 preliminary presentation materials also contained preliminary comparison of the historical trading performance of the Company’s common stock compared with that of ISC and the S&P 500 Index since April 2017, based on market data as of April 16, 2019, and certain publicly available equity research analysts’ observations and stock price targets for the Company and ISC.

April 24, 2019 Preliminary Presentation Materials

The April 24, 2019 preliminary presentation materials contained a summary of process considerations, guiding principles, timeline development and key due diligence items and analytics with respect to the proposed transaction.

The April 24, 2019 preliminary presentation materials also contained a revised comparison of the historical trading performance of the Company’s common stock with that of ISC and the S&P 500 Index since April 2018 and a comparison of the historical multiples of stock price to NTM EBITDA for the Company and ISC since April 2017. Morgan Stanley noted that the two-year average NTM EBITDA multiple was 7.1x for the Company and 7.9x for ISC.

The April 24, 2019 preliminary presentation materials also contained an analysis of historical trading volume for the Company common stock for the 15-month, 12-month, 9-month, 6-month, 3-month and 1-month periods ended April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates). Morgan Stanley observed that the high, low and volume-weighted trading prices per Share were $18.36, $13.47 and $16.55 over the 12-month period prior to April 23, 2019 and that approximately 79% of the Shares included in the Company’s public float traded near or below Parent’s initial proposal of $18.00 per Share over such period.

The April 24, 2019 preliminary presentation materials also contained certain additional information related to the premium represented by Parent’s non-binding proposal of $18.00 per Share, and a summary of NASCAR’s November 9, 2018 non-binding proposal to acquire ISC for $42.00 per share, which represented a 14% premium to the 30-day volume-weighted trading price of ISC’s common stock prior to such date and an 8.0x multiple of 2019 estimated EBITDA based on median Wall Street consensus estimates.

May 16, 2019 Preliminary Presentation Materials

The May 16, 2019 preliminary presentation materials contained a summary of process considerations and key due diligence items with respect to the proposed transaction.

The May 16, 2019 preliminary presentation materials contained an analysis, based on publicly available information, comparing the use of cash by the Company and ISC over the prior 10 years. Morgan Stanley observed that the Company had prioritized repayment of debt and return of capital over such period while ISC had invested approximately 67% of cumulative cash flow from operating activities in capital expenditures.

The May 16, 2019 preliminary presentation materials also contained an updated preliminary comparison of the historical trading performance of the Company common stock compared with that of ISC and the S&P 500 Index over the prior 12-month period as well as a preliminary comparison of AV/NTM EBITDA trading multiples for the Company and ISC (and the difference between the ISC multiples and the Company multiples) over the prior two-year period, in each case based on market data as of May 10, 2019.

The May 16, 2019 preliminary presentation materials also contained a comparison of certain operating and valuation metrics for the Company and the publicly-traded companies operating in the motorsports track and sports and entertainment industries described above (with the addition of Dover Motorsports) under “Opinion of the Special Committee’s Financial Advisor—Preliminary Presentations by Morgan Stanley-March 20, 2019 Preliminary Presentation Materials” as well as a comparison of the Equity Research Case and the Management Case.

The May 16, 2019 preliminary presentation materials also contained a preliminary comparable company analysis of the Company utilizing the same methodology and same assumptions (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses—Comparable Company Analysis” and under “Opinion of the Special Committee’s Financial Advisor—Preliminary Presentations by Morgan Stanley-March 20, 2019 Preliminary Presentation Materials.”

The May 16, 2019 preliminary presentation materials also contained a preliminary discounted cash flow analysis of the Company utilizing the same methodology and assumptions as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses—Discounted Cash Flow Analysis” but utilizing an additional year of projections and a range of discount rates of 7.0% to 8.5%. The preliminary discounted cash flow analysis in the May 16, 2019 preliminary presentation materials resulted in a range of implied value per Share, rounded to the nearest $0.10, of $15.60 to $18.70 based on the Management Case and $16.60 to $19.90 per Share based on the Equity Research Case.

The May 16, 2019 preliminary presentation materials also contained a preliminary precedent transaction analysis utilizing the same methodology as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses—Precedent Transaction Analysis” but utilizing an estimated 2019 EBITDA multiple for ISC of 8.0x based on the then-currently disclosed terms of NASCAR’s proposal. The preliminary precedent transactions analysis in the May 16, 2019 preliminary presentation materials resulted in an implied value per Share, rounded to the nearest $0.10, of $19.30.

The May 16, 2019 preliminary presentation materials also contained a preliminary hypothetical leveraged buyout analysis utilizing the same methodology (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses— Leveraged Buyout Analysis.”

The May 16, 2019 preliminary presentation materials also contained a preliminary historical trading multiple range analysis utilizing the same methodology (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Other Information— Historical Trading Multiple Range Analysis.”

The May 16, 2019 preliminary presentation materials also contained a preliminary equity research analysts’ price target analysis utilizing the same methodology and same assumptions as described above under “Opinion of the Special Committee’s Financial Advisor—Other Information—Equity Research Analysts’ Price Target Analysis”, but utilizing a discount rate of 8.8%. The preliminary equity research analysts’ price target analysis in the May 16, 2019 preliminary presentation materials resulted in a range of implied value per Share, rounded to the nearest $0.10, of $14.70 to $18.40.

The May 16, 2019 preliminary presentation materials also contained a preliminary historical trading range analysis utilizing the same methodology (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Other Information—Equity Research Analysts’ Price Target Analysis.”

The May 16, 2019 preliminary presentation materials also contained certain additional preliminary information, including an overview of strategic alternatives potentially available to the Company (including maintenance of the status quo with an increase in capital expenditures, an increase in common stock buybacks using incremental debt, a possible investment from a new investor and a sale process to execute a sale of the Company), an overview of potential parties who might be interested in engaging in a transaction with the Company and a discussion of potential next steps for consideration by the Special Committee.

June 10, 2019 Preliminary Presentation Materials

The June 10, 2019 preliminary presentation materials contained an updated situation overview including a summary of process and due diligence updates and an update and summary of the announcement on May 22, 2019 that NASCAR and ISC had entered into a merger agreement at a price of $45.00 per share, representing a multiple of aggregate value to estimated 2019 EBITDA of 8.5x.

The June 10, 2019 preliminary presentation materials also contained an updated preliminary comparison of the historical trading performance of the Company common stock compared with that of ISC and the S&P 500 Index over the prior 12-month period based on market data as of June 6, 2019.

The June 10, 2019 preliminary presentation materials also contained an updated preliminary comparable company analysis of the Company utilizing the same methodology and same assumptions (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses—Comparable Company Analysis.”

The June 10, 2019 preliminary presentation materials also contained an updated preliminary discounted cash flow analysis of the Company utilizing the same methodology and assumptions as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses—Discounted Cash Flow Analysis”, but utilizing an additional year of projections and a range of discount rates of 6.0% to 7.5%. The preliminary discounted cash flow analysis in the June 10, 2019 preliminary presentation materials resulted in a range of implied value per Share, rounded to the nearest $0.10, of $16.30 - $19.50 based on the Management Case and $17.30 to $20.80 per Share based on the Equity Research Case.

The June 10, 2019 preliminary presentation materials also contained an updated preliminary precedent transaction analysis utilizing the same methodology (and resulting in the same implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses—Precedent Transaction Analysis.”

The June 10, 2019 preliminary presentation materials also contained a preliminary hypothetical leveraged buyout analysis utilizing the same methodology (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Summary of Financial Analyses— Leveraged Buyout Analysis.”

The June 10, 2019 preliminary presentation materials also contained an updated preliminary historical trading multiple range analysis utilizing the same methodology (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Other Information— Historical Trading Multiple Range Analysis.”

The June 10, 2019 preliminary presentation materials also contained a preliminary equity research analysts’ price target analysis utilizing the same methodology and same assumptions as described above under “Opinion of the Special Committee’s Financial Advisor—Other Information—Equity Research Analysts’ Price Target Analysis”, but utilizing a discount rate of 7.6%. The preliminary equity research analysts’ price target analysis in the June 10, 2019 preliminary presentation materials resulted in a range of implied value per Share, rounded to the nearest $0.10, of $14.90 to $18.60.

The June 10, 2019 preliminary presentation materials also contained a preliminary historical trading range analysis utilizing the same methodology (and resulting in the same ranges of implied value per Share) as described above under “Opinion of the Special Committee’s Financial Advisor—Other Information—Equity Research Analysts’ Price Target Analysis.”

The June 10, 2019 preliminary presentation materials also contained certain additional preliminary information, including information relating to Parent’s proposal to finance the transaction through BofA Merrill Lynch.

June 19, 2019 Preliminary Presentation Materials

The June 19, 2019 preliminary presentation materials contained, among other information, an updated situation overview including a summary of Parent’s updated proposal to increase the proposed purchase price per Share to $19.25, which Morgan Stanley noted resulted in an implied multiple of aggregate value to estimated 2019 EBITDA of 8.0x, and represented an approximately 7.0% increase from Parent’s initial proposal of $18.00 per Share and a 38% premium to the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Shares not already owned by Parent and its affiliates). The June 19, 2019 preliminary presentation materials also contained an updated preliminary comparison of AV/NTM EBITDA trading multiples for the Company and ISC (and the difference between the ISC multiples and the Company multiples) over the five-year period prior to November 9, 2018.

July 2, 2019 Preliminary Presentation Materials

The July 2, 2019 preliminary presentation materials contained, among other information, an updated situation overview including a summary of Parent’s updated proposal to increase the proposed purchase price per Share to $19.75, which Morgan Stanley noted resulted in an implied multiple of aggregate value to estimated 2019 EBITDA of 8.1x, and represented an approximately 10.0% increase from Parent’s initial proposal of $18.00 per Share of common stock and a 42% premium to the closing price per Share of $13.94 on April 23, 2019 (the last trading day prior to public disclosure of Parent’s bid to acquire the Company common stock not already not owned by Parent and its affiliates). The June 19, 2019 preliminary presentation materials also contained an update with respect to Morgan Stanley’s contacts with certain third parties who might potentially be interested in engaging in a transaction with the Company.

General

In connection with the review of the Offer and the Merger by the Special Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration of $19.75 per Share to be received by the Public Stockholders pursuant to the Merger Agreement. These analyses do not purport to be appraisals or to reflect the prices at which the common stock might actually trade. The consideration to be paid by Parent pursuant to the Merger Agreement was determined through negotiations on an arms-length basis between the Special Committee and Parent and was approved by the Board in reliance upon the recommendation of the Special Committee. Morgan Stanley provided advice to the Special Committee during these negotiations but did not, however, recommend any specific consideration to the Special Committee, nor did Morgan Stanley opine that any specific consideration to be received by the Public Stockholders constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in deciding to approve the Merger Agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the recommendation of the Special Committee with respect to the consideration to be received by the Public Stockholders pursuant to the Merger Agreement or of whether the Special Committee would have been willing to agree to a different form or amount of consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley’s opinion was for the information of the Special Committee. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does it address the underlying business decision of the Special Committee or the Company to enter into the Merger Agreement or proceed with any transaction contemplated by the Merger Agreement. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the transaction contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. In addition, Morgan Stanley’s opinion did not in any manner address the prices at which the Company common stock will trade at any time. Morgan Stanley expressed no opinion or recommendation as to whether the holders of Shares should tender their shares in the Offer or as to how such holders should vote in connection with any matter.

The Special Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions and finance positions and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Special Committee with financial advisory services and a fairness opinion, described in this section and attached to this document as Annex B. The Special Committee has agreed to cause the Company to pay Morgan Stanley a fee of $1 million upon the earliest of (i) delivery of its opinion or Morgan Stanley concluding, following a request by the Special Committee, that it would have been unable to render such an opinion and (ii) formal withdrawal of Parent’s proposal following Morgan Stanley having substantially completed its work necessary for it to render (or determine it was unable to render) such an opinion. The Special Committee has also agreed to cause the Company to pay Morgan Stanley a fee of $5 million payable upon consummation of any transaction resulting in the sale of the equity of the Company not currently owned by Parent and its affiliates to Parent or any affiliate thereof. In the event of a sale of the Company to a third party, the Special Committee has agreed to cause the Company to pay Morgan Stanley a fee of at least $5 million. Any $1 million opinion fee previously paid will be credited against any such $5 million transaction fee. If the transactions contemplated by the Merger Agreement are not consummated and the Company receives a termination fee pursuant to the terms of the Merger Agreement, Morgan Stanley will be entitled to receive from the Company a termination fee equal to 25% of such termination fee (but not to exceed $2.5 million). The Special Committee has agreed to cause the Company to reimburse Morgan Stanley for its reasonable and documented expenses, incurred in connection with its engagement. In addition, the Special Committee has agreed to cause the Company indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not been engaged in financial advisory or financing assignments for the Company, Parent, SAI, Holdings, O. Bruton, Smith, Marcus G. Smith, B. Scott Smith, David Bruton Smith, William R Brooks, Bernard C. Byrd or Randall Storey. Morgan Stanley and its affiliates may seek to provide financial advisory and financing services to Parent, the Company, and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain Prospective Financial Information

Except for projections and guidance specifically disclosed in its filings with the SEC, the Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections and the likelihood that the underlying assumptions, estimates and projections may not be realized. In connection with the consideration of the Transactions, at the Special Committee’s request, the Company’s management provided the Special Committee and Morgan Stanley with a copy of the Management LRP. The Special Committee directed Morgan Stanley to rely on the Management LRP for purposes of Morgan Stanley’s financial analyses, as described above under the heading “Opinion of the Special Committee’s Financial Advisor” in Item 4 of this Schedule 14D-9.

The Management LRP was developed under the assumption of the Company’s continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or reflect any effects of the Transactions or the effect of the failure of the Transactions to be consummated. The Management LRP was prepared by the Company’s management for internal use, and was prepared in good faith and on a reasonable basis based on the best information available to Company management at the time the information was prepared. It was not prepared with a view toward public disclosure, and, accordingly, does not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountant, has audited, reviewed, compiled or performed any procedures with respect to the Management LRP or expressed any opinion or any other form of assurance related thereto. The selected elements of the Management LRP presented below are included solely to give the Company stockholders access to certain long-range financial projections that were made available to the Special Committee and Morgan Stanley and are not being included in this Schedule 14D-9 to influence any Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Management LRP, while presented with numerical specificity, necessarily was based on numerous variables and assumptions that are inherently uncertain and may be inherently subjective, and many of which are beyond the Company’s control. Because the Management LRP covers multiple years, by its nature, this information becomes subject to greater uncertainty with each successive year, including the years 2021 and beyond, at which time the existing NASCAR sanction agreement will have expired, and for purposes of the Management LRP, are assumed to have been renewed on substantially similar terms. The assumptions upon which the Management LRP was based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Management LRP also reflects assumptions as to certain business decisions that are subject to change and is susceptible to multiple interpretations and periodic revisions based on, among other things, actual results, revised prospects for the Company’s business and changes in market conditions. Important factors that may affect actual results and result in the Management LRP not being achieved include, but are not limited to, the risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the section entitled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Management LRP may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Management LRP will be realized, and actual results may vary materially from those contained in the Management LRP. The inclusion of the selected elements of the Management LRP in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, the Special Committee or any of their respective advisors or representatives considered or consider the Management LRP to be predictive of actual future events, and such selected elements should not be relied upon as such. None of the Company, the Special Committee, Parent or any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ materially from the Management LRP, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management LRP to reflect circumstances existing after the date on which the Management LRP was prepared or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management LRP are shown to be in error.

The Company does not intend to make publicly available any update or other revision to the Management LRP, except as otherwise required by law, and the Management LRP has not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. None of the Company, the Special Committee, Parent or any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Management LRP or that the Management LRP will be achieved. The Company made no representation to Parent, in the Merger Agreement or otherwise, concerning the Management LRP. The inclusion of selected elements of the Management LRP in the tables below and the accompanying narrative should not be regarded as an indication that the Company, the Special Committee, Parent and/or any of their respective affiliates, officers, directors, advisors or other representatives consider the Management LRP to be necessarily predictive of actual future events, and this information should not be relied upon as such.

Certain elements of the Management LRP may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Such non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, or as an alternative to cash flows, as a measure of liquidity.

In light of the foregoing factors and the uncertainties inherent in the Management LRP, the Company stockholders are cautioned not to place undue, if any, reliance on the Management LRP. The Management LRP is not necessarily indicative of future performance, which may be significantly more favorable or less favorable than as set forth below.

The following table presents selected elements of the Management LRP:

Summary of Management LRP

($ in millions)

	2019E	2020E	2021E	2022E	2023E
Revenue	468	477	486	496	509
EBITDA(1)	117	115	113	111	112
Unlevered Free Cash Flow(2)	58	69	67	65	65
Net Income	39	39	39	39	40

(1) EBITDA was calculated as earnings (less stock-based compensation expense) before interest, tax, depreciation and amortization.

(2) Unlevered free cash flow was calculated by Morgan Stanley as EBITDA, less stock-based compensation, less cash taxes (assuming the Management LRP cash tax rate of approximately 26.2%), less capital expenditures, less increases in net working capital and plus decreases in net working capital, in each case as provided in the Management LRP and such calculations were approved by the Special Committee for use by Morgan Stanley. 2019 unlevered free cash flow represents nine months.

The Management LRP reflects, among others, the following assumptions:

●	No growth of admissions and event-related revenues;

●	NASCAR broadcast revenues growing at 4% annually through the projected period;

●	Approximately 2% top-line revenue growth and 2-3% growth in operating expenses through the projected period; and

●	renewal of the NASCAR sanction agreement for 2021 and beyond such that NASCAR broadcasting revenue growth continues at approximately 4% growth annually through the projected period.

Intent to Tender

To the knowledge of the Company, after reasonable inquiry, each executive officer, director, affiliate and subsidiary of the Company (other than the Affiliated Stockholders) currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer (other than Shares held by the Affiliated Stockholders).

Item 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Under the terms of Morgan Stanley’s engagement, the Special Committee has agreed to cause the Company to pay Morgan Stanley a fee of $1 million upon the earliest of (i) delivery of its opinion or Morgan Stanley concluding, following a request by the Special Committee, that it would have been unable to render such an opinion and (ii) formal withdrawal of Parent’s proposal following Morgan Stanley having substantially completed its work necessary for it to render (or determine it was unable to render) such an opinion. The Special Committee has also agreed to cause the Company to pay Morgan Stanley a fee of $5 million payable upon the consummation of any transaction resulting in the sale of the equity of the Company not currently owned by Parent and its affiliates to Parent or any affiliate thereof. In the event of a sale of the Company to a third party, the Special Committee has agreed to cause the Company to pay Morgan Stanley a fee of at least $5 million. Any $1 million opinion fee previously paid will be credited against any such $5 million transaction fee. If the transactions contemplated by the Merger Agreement are not consummated and the Company receives a termination fee pursuant to the terms of the Merger Agreement, Morgan Stanley will be entitled to receive from the Company a termination fee equal to 25% of such termination fee (but not to exceed $2.5 million).

The Special Committee has agreed to cause the Company to reimburse Morgan Stanley for its reasonable and documented expenses incurred in connection with its engagement. In addition, the Special Committee has agreed to cause the Company to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

Additional information pertaining to the retention of Morgan Stanley by the Company in Item 4 under the heading “Opinion of the Special Committee’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Neither Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in any present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “Arrangements with the Company’s Directors and Executive Officers–Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Merger Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Merger Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Merger Effective Time, or the Surviving Corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Merger Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262 of the DGCL, you must satisfy each of the following conditions:

•

You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be one minute after 11:59 p.m., New York City time, on September 16, 2019, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about August 16, 2019). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•

You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Merger Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Merger Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Merger Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Speedway Motorsports, Inc.

5401 East Independence Boulevard

Charlotte, North Carolina 28218

Attention: Corporate Secretary

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Merger Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and who timely and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Merger Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, upon the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Merger Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Merger Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. No determination has been made as to whether such a payment may be made if the Merger is consummated, and Parent, the Company and the Surviving Corporation reserve the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding) by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Merger Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Merger Effective Time.

At any time within 60 days after the Merger Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Merger Effective Time, stockholders’ rights to appraisal will cease, and all holders of Shares will be entitled to receive the Merger Consideration (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax). Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Merger Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Merger Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Merger Effective Time into the right to receive the Merger Consideration therefor (which is an amount in cash equal to the Offer Price, without interest and subject to reduction for any applicable withholding tax).

If you wish to exercise your appraisal rights, you must NOT tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Parent and its affiliates founded the Company in 1994 and thus have been interested stockholders for more than three years. Also, in connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Purchaser, and their respective board of directors will grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

The Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency, other than with the SEC, that would be required as a result of Parent’s or Purchaser’s acquisition or ownership of the Shares. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.

Rule 13e-3.

Because Parent is an affiliate of the Company, the Offer and other transactions contemplated by the Merger Agreement constitute a “going private” transaction under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain information concerning the Company and certain information relating to the fairness of the Offer, the Merger and the consideration offered to the Company’s stockholders in the Offer and the Merger be filed with the SEC and disclosed to the stockholders prior to consummation of the Offer and the Merger. Such information has been provided in this Schedule 14D-9, the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Parent and Purchaser, and the Rule 13e-3 Transaction Statement filed by the Company (including the exhibits thereto).

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, no vote of stockholders of a public corporation is required to authorize a merger agreement with an acquiror if the merger agreement provides for the merger to be effected following consummation by the acquiror of a tender offer for any and all shares of the stock of the corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), that results in the acquiror holding at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement, and for the stock that was the subject of the tender offer but not tendered into the tender offer to be converted into the same consideration in the merger as was payable in the tender offer. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 and the Company’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2019, and three months ended June 30, 2019.

Legal Proceedings

No lawsuits challenging the Transactions are currently pending; however, such suits may be filed in the future.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein contain forward looking statements, including statements relating to the proposed acquisition of the Company by Parent and the expected benefits of the acquisition and other matters that are not historical facts. Statements in this communication that relate to future results and events are forward-looking statements based on the Company’s current plans and expectations and are subject to a number of risks and uncertainties that could cause such plans and expectations, including actual results, to differ materially from those described in these forward-looking statements. You should not place undue reliance on these statements. All statements other than statements of historical fact, including statements containing the words “estimates,” “believes,” “anticipates,” “plans,” “expects,” “will,” and similar expressions, are statements that could be deemed forward-looking statements. Risks, uncertainties and other factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (b) the inability of Parent to complete the Offer or Merger due to the failure to obtain the minimum percentage of the Company’s stockholders tendering their Shares in the Offer or the failure to satisfy other conditions to completion of the proposed Offer and Merger; (c) the failure of Parent to obtain the necessary financing arrangements as set forth in the debt commitment letter delivered pursuant to the Merger Agreement, or the failure of the proposed Offer or Merger to close for any other reason; (d) risks related to disruption of management’s attention from the Company’s ongoing business operations due to these transactions; (e) the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against the Company and others relating to the Merger Agreement; (f) the risk that the pendency of the proposed Offer and Merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed Offer and Merger; (g) the effect of the announcement of the proposed Offer and Merger on the Company’s relationships with its customers, operating results and business generally; and (h) the amount of the costs, fees, expenses and charges related to the proposed transactions under the Merger Agreement. You should consider these factors carefully in evaluating the forward-looking statements. Many of these risks and uncertainties are beyond the Company’s control. No assurance can be given that actual results or events will not differ materially from those projected, estimated, assumed or anticipated in any such forward-looking statements. Important factors that could result in such differences, in addition to other factors noted with such forward-looking statements, are discussed in the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2018, which was filed with the SEC on March 15, 2019, under the heading “Item 1A. Risk Factors,” and in any subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K filed by the Company with the SEC. Inclusion of any information or statement in this Schedule 14D-9 does not necessarily imply that such information or statement is material. The Company disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9 or otherwise, and such information included in this Schedule 14D-9 is based on information currently available and may not be reliable after this date.

Item 9. EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated August 16, 2019 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent and Purchaser on August 16, 2019).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, as published in the New York Times on August 16, 2019 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)

Joint Press Release issued by Speedway Motorsports, Inc. and Sonic Financial Corporation dated July 24, 2019 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K filed on July 24, 2019).

(a)(5)(B)

Communication from CEO of Speedway Motorsports, Inc. to employees, transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on July 24, 2019).

(a)(5)(C)

Frequently Asked Questions for employees of Speedway Motorsports, Inc. transmitted on July 24, 2019 (incorporated by reference to Exhibit A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on July 24, 2019).

(a)(5)(D)	Opinion of Morgan Stanley& Co. LLC, dated July 23, 2019 (included as Annex B to this Schedule 14D-9).

(e)(1)

Agreement and Plan of Merger, by and among Speedway Motorsports, Inc., Sonic Financial Corporation, and Speedco, Inc. dated July 23, 2019 (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K filed on July 24, 2019).

(e)(2)*

Speedway Motorsports, Inc. 2013 Stock Incentive Plan as Amended and Restated, Effective April 19, 2017 (incorporated by reference to Appendix A to the Definitive Proxy Statement on Schedule 14A filed on March 17, 2017).

(e)(3)*

Form of Restricted Stock Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 filed on August 5, 2013 (file No. 333-190374) (the “2013 Form S-8”)).

(e)(4)*	Form of Performance-Based Restricted Stock Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.3 to the 2013 Form S-8).

(e)(5)*	Form of Restricted Stock Unit Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.4 to the 2013 Form S-8).

(e)(6)*	Form of Performance-Based Restricted Stock Unit Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.5 to the 2013 Form S-8).

(e)(7)*	Form of Stock Appreciation Rights Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.6 to the 2013 Form S-8).

(e)(8)*	Form of Incentive Stock Option Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.7 to the 2013 Form S-8).

(e)(9)*	Form of Nonstatutory Stock Option Agreement pursuant to the Speedway Motorsports, Inc. 2013 Stock Incentive Plan (incorporated by reference to Exhibit 99.8 to the 2013 Form S-8).

(e)(10)*

Speedway Motorsports, Inc. 2018 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed on March 21, 2018).

(e)(11)*

Form of Restricted Stock Agreement pursuant to the Speedway Motorsports, Inc. 2018 Formula Restricted Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8) filed April 23, 2018 (File No. 333-224402).

(e)(12)*

Speedway Motorsports, Inc. Incentive Compensation Plan as Amended and Restated April 19, 2017 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed March 17, 2017).

(e)(13)*

Speedway Motorsports, Inc. Employee Stock Purchase Plan Amended and Restated as of March 1, 2004 (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement filed March 23, 2004).

(e)(14)*

Speedway Motorsports, Inc. 2004 Stock Incentive Plan Amended and Restated as of February 10, 2009 (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on March 20, 2009).

(e)(15)*

Form of Incentive Stock Option Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed December 14, 2004 (the “December 14, 2004 Form 8-K”)).

(e)(16)*	Form of Nonstatutory Stock Option Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.2 to the December 14, 2004 Form 8-K).

(e)(17)*

Form of Restricted Stock Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed October 23, 2006).

(e)(18)*

Form of Restricted Stock Unit Agreement under the 2004 Stock Incentive Plan as amended and restated (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed on April 27, 2009).

(e)(19)*

Speedway Motorsports, Inc. Deferred Compensation Plan as Amended and Restated, Effective January 1, 2012 (incorporated by reference to Exhibit 10.38 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(e)(20)*

Speedway Motorsports, Inc. 2008 Formula Restricted Stock Plan for Non-Employee Directors Amended and Restated as of April 17, 2013 (the “Amended and Restated 2008 Formula Restricted Stock Plan”) (incorporated by reference to Exhibit 99.1 to SMI’s Registration Statement on Form S-8 filed on May 3, 2012 (File No. 333-181127) (the “2012 Form S-8”))

(e)(21)*	Restricted Stock Agreement under the Amended and Restated 2008 Formula Restricted Stock Plan (incorporated by reference to Exhibit 99.2 to the 2012 Form S-8).

(e)(22)*	Speedway Motorsports, Inc. Formula Stock Option Plan Amended and Restated May 2, 2002 (incorporated by reference to Appendix B to SMI’s Definitive Proxy Statement filed April 25, 2002).

(e)(23)

Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1 filed December 22, 1994 (File No. 33-87740) (the “Form S-1”)).

(e)(24)	Bylaws of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.2 to the Form S-1).

(e)(25)

Amendment to Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-3 filed November 13, 1996 (File No. 333-13431)).

(e)(26)

Amendment to Certificate of Incorporation of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-4 filed September 8, 1997 (File No. 333-35091)).

(e)(27)	Amendment No. 1 to Bylaws of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.5 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(e)(28)	Amendment No. 2 to Bylaws of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed February 15, 2019).

(e)(29)	Amendment No. 3 to Bylaws of Speedway Motorsports, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 24, 2019).

*	Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 16, 2019

SPEEDWAY MOTORSPORTS, INC.

By:	/s/ Michael D. Burch
Name: Michael D. Burch
Title: Senior Vice President and Chief
Strategy Officer

ANNEX A

Directors and Executive Officers

O. Bruton Smith, 92, the Company’s founder and majority stockholder, has been the Executive Chairman since February 2015, and has been Chairman of the Board of the Company since its organization in 1994. Prior to his appointment as Executive Chairman, Mr. Smith had been Chief Executive Officer since 1994. Mr. Smith has been Executive Chairman of Charlotte Motor Speedway, LLC, a wholly-owned subsidiary of the Company, and its predecessor entities (“CMS”), which he originally founded in 1959 since September 2015. Prior to his appointment, Mr. Smith has served as the Chief Executive Officer and a board member of CMS since 1975. Regarding the Company’s other subsidiaries, Mr. Smith, until September 2015, was the Chief Executive Officer of (i) Atlanta Motor Speedway, LLC (“AMS”) since its acquisition in 1990, (ii) of Texas Motor Speedway, Inc. (“TMS”) since its formation in 1995, (iii) of Bristol Motor Speedway, LLC (“BMS”) since its acquisition in 1996, (iv) Speedway Sonoma, LLC (“Sonoma Raceway”) since its acquisition in 1996, (v) Nevada Speedway, LLC d/b/a Las Vegas Motor Speedway (“LVMS”) since its acquisition in 1998, (vi) New Hampshire Motor Speedway, Inc. (“NHMS”) since its acquisition in 2008 and (vii) Kentucky Raceway, LLC d/b/a Kentucky Speedway (“KyS”) since its acquisition in 2008. Mr. Smith has been Executive Chairman of AMS, TMS, BMS, Sonoma Raceway, LVMS, NHMS and KyS since September 2015. In addition, Mr. Smith serves as the Executive Chairman, and a director, or in a similar capacity, for many of the Company’s other subsidiaries. Mr. Smith was the founder of Sonic Automotive, Inc. (“SAI”), and also serves as the Executive Chairman and as a director of SAI. Mr. Smith also owns and operates Parent, a private business which owns a majority of the Company’s Shares, among other activities. Mr. Smith is the father of Messrs. Marcus G. Smith and B. Scott Smith. Mr. Smith has been in the motorsports business since the sport’s beginnings in the 1940s and has been a leader in motorsports innovation throughout its history. In January 2016, Mr. Smith was inducted into the NASCAR Hall of Fame.

Marcus G. Smith, 46, became a director of the Company in 2004 and was appointed Chief Executive Officer in February 2015. Mr. Smith continues to serve as President of the Company, a position he has held since May 2008. Mr. Smith previously served as Chief Operating Officer from May 2008 to February 2015. Prior to that appointment, Mr. Smith served as Executive Vice President of National Sales and Marketing for the Company since 2004. Mr. Smith was also appointed President and General Manager of CMS in May 2008. Mr. Smith joined the Company in 1996 as a sales associate at CMS and was named Manager of New Business Development in 1999. In September 2015, Mr. Smith was appointed to serve as Chief Executive Officer of AMS, BMS, CMS, KyS, LVMS, NHMS, Sonoma Raceway and TMS. Prior to that appointment, Mr. Smith served as the Chief Operating Officer, or in a similar capacity since 2008. Mr. Smith is the son of Mr. O. Bruton Smith and the brother of Mr. B. Scott Smith. Mr. Smith grew up in the motorsports business, and successfully led one of the Company’s most important drivers of revenue, corporate sales and marketing.

William R. Brooks, 69, has been Vice President, Treasurer, Chief Financial Officer and a director of the Company since its organization in 1994. In February 2004, Mr. Brooks became an Executive Vice President of the Company, and in May 2008 was promoted to Vice Chairman. Mr. Brooks joined Parent from PricewaterhouseCoopers LLP (“PwC”) in 1983, currently is an officer of Parent, has served as Vice President of CMS since before the organization of the Company, and has been Vice President and a director of AMS since its acquisition and TMS since its formation. He has served as Vice President of BMS, LVMS, Sonoma Raceway, KyS and NHMS since their acquisitions. In addition, Mr. Brooks serves as an officer and a director, or in a similar capacity, for many of the Company’s other subsidiaries. Mr. Brooks also has served as a director of SAI since its formation in 1997. Mr. Brooks has been involved in the motorsports business since 1979 when he served on the PwC team that audited CMS. Mr. Brooks was the Company’s Chief Financial Officer when it went public in 1995.

B. Scott Smith, 51, became a director of the Company in October 2018, is the co-founder of SAI, and previously served as Chief Executive Officer, President and a director of SAI through September 2018. Mr. Smith was appointed a director of SAI at its inception in January 1997. Mr. Smith was appointed SAI’s Chief Executive Officer in July 2015, and was appointed President in March 2007, and also served as SAI’s Vice Chairman and Chief Strategic Officer from October 2002 through March 2007. Prior to that, Mr. Smith served as SAI’s President and Chief Operating Officer from April 1997 through October 2002. Mr. Smith also served previously as a director and executive officer of many of SAI’s subsidiaries through September 2018. Mr. Smith served as General Manager of SAI’s subsidiary retail automobile dealership from November 1992 until his appointment as President and Chief Operating Officer in January 1997. Mr. Smith is the son of Mr. O. Bruton Smith, and is the brother of Mr. Marcus G. Smith.

Bernard C. Byrd, Jr., 57, became a director of the Company in February 2015. Mr. Byrd is an entrepreneur with more than 25 years of experience in a variety of business ventures. From 2005 to 2013, he served as President and Chief Executive Officer of Secure EDI Health Group, a healthcare technology firm, and was a member of its board of directors from 2005 through 2015. From 1998 to 2006, Mr. Byrd founded and served as Chairman and Chief Executive Officer of HRAmerica, Inc., a human resources outsourcing firm. Mr. Byrd served on the board of directors of SAI from 2013 through January 2016, and is presently employed as a division vice president with SAI.

A-1

Mark M. Gambill, 68, became a director of the Company in 1995. Mr. Gambill worked for Wheat First Securities from 1972, including serving as chairman of the underwriting committee, until it was sold to First Union Corporation in 1998. Mr. Gambill was President of Wheat First Butcher Singer at the time of sale. Mr. Gambill left First Union in 1999. Mr. Gambill was Chairman of Cary Street Partners, a financial advisory and wealth management firm, from 2002 through June 2017. In 2017, Mr. Gambill became Chairman Emeritus of Luxon Financial, a financial advisory and wealth management firm. Cary Street Partners is now a part of Luxon Financial. Mr. Gambill served as a member of the board of managers of Motorsports Authentics from its formation through 2010. Mr. Gambill also serves as a director of New Market Corporation. Previously, Mr. Gambill served as a director for the Noland Company until its sale in 2005, and as a director of Triangle Capital Corporation until its sale in 2018. Mr. Gambill was the lead investment banker in the Company’s initial public offering.

James P. Holden, 68, became a director of the Company in 2004. Mr. Holden retired in 2000 after completing 27 distinguished years in the auto industry, including 19 years with DaimlerChrysler and its predecessor Chrysler Corp. (“Chrysler”). Highlights of his career include being named President of DaimlerChrysler in 1999 and Chief Executive Officer in June 2000. Mr. Holden served in various positions during his career at Chrysler, including Executive Vice President of Sales and Marketing responsible for directing all of the automaker’s sales, fleet and marketing organizations in the United States, Mexico and Canada, including Mopar parts operations. In addition, he serves as a director of SiriusXM Radio, Inc., Snap-on, Inc., and Elio Motors, Inc. Mr. Holden was a director of Motors Liquidation Company until its dissolution in December 2011. Formerly, Mr. Holden served as a director for Meridian Automotive Systems, Inc.

Tom E. Smith, 78, became a director of the Company in 2001. Mr. Smith retired from Food Lion Stores, Inc. in 1999, after a distinguished 29-year career with that company, which included serving as Chief Executive Officer and President. Mr. Smith served as a director of Farmers and Merchants Bank through 2018, and served as a director of CT Communications, Inc. until its acquisition by Windstream Communications in 2007.

A-2

Annex B

1585 Broadway New York, New York 10020

tel fax	212 761 4000 212 761 4001

July 23, 2019

Special Committee of the

Board of Directors

Speedway Motorsports, Inc.

5555 Concord Parkway South

Concord, North Carolina 28027

Members of the Special Committee of the Board:

We understand that Speedway Motorsports, Inc. (the "Company"), Sonic Financial Corporation ("Parent") and Speedco, Inc., a wholly owned subsidiary of the Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 22, 2019 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the "Tender Offer") for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") for $19.75 per share in cash, and (ii) the subsequent merger (the "Merger") of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding share of Company Common Stock, other than shares held in treasury, held by any subsidiary of the Company, Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, or as to which dissenters' rights have been perfected, will be converted into the right to receive $19.75 per share in cash (the "Consideration"). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement. We further understand that approximately 72% of the outstanding shares of Company Common Stock is owned by the Affiliated Stockholders (as defined in the Merger Agreement).

You have asked for our opinion as to whether the Consideration to be received by the Public Stockholders (as defined in the Merger Agreement), pursuant to the Merger Agreement is fair from a financial point of view to the Public Stockholders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Discussed with Parent's financial advisor the proposed financing plan for the Company to support the Merger;

6)	Reviewed the reported prices and trading activity for the Company Common Stock;

7)

Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Participated in certain discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

10)	Reviewed a draft, dated July 22, 2019, of the Merger Agreement; and

11)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ from the draft thereof furnished to us in any respect material to our analysis. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the Public Stockholders in the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. Morgan Stanley may seek to provide financial advisory and financing services to Parent, the Company or their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of the Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion in its entirety may be included in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. This opinion does not address the relative merits of the Tender Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available, nor does this opinion address the underlying business decision of the Company to enter into the Merger Agreement or proceed with any transaction contemplated by the Merger Agreement. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. In addition, this opinion does not in any manner address the prices at which the Company Common Stock will trade at any time. Morgan Stanley expresses no opinion or recommendation as to whether the holders of Company Common Stock should tender their Company Common Stock in the Tender Offer or as to how such holders should vote in connection with any matter.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the Public Stockholders pursuant to the Merger Agreement is fair from a financial point of view to the Public Stockholders.

Very truly yours, MORGAN STANLEY & CO. LLC

By:	/s/ Adam Waltz

Name: Adam Waltz

Title: Executive Director

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, §254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

C-4